SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 10-SB/A


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                    SMALL BUSINESS ISSUERS UNDER THE 1934 ACT


                             Allied Resources, Inc.
                             ----------------------
                 (Name of Small Business Issuer in Its Charter)




                  Nevada                                      55-0608764
                  ------                                      ----------
         (State or Other Jurisdiction of               (I.R.S. Employer
         Incorporation or Organization)                Identification No.)




                 1403 East 900 South, Salt Lake City, Utah 84105
                 -----------------------------------------------
               (Address of Principal Executive Offices) (Zip Code)




                                 (801) 582-9609
                                 --------------
                (Issuer's Telephone Number, Including Area Code)



Securities to be registered under Section 12(g) of the Exchange Act:

Title of Each Class to be so registered: Common Stock ($0.001 par value)


This registration statement is being filed with the Securities and Exchange Commission ("Commission") to cause the registrant to become a reporting issuer under the Exchange Act of 1934 in order to obtain quotation on the OTC Bulletin Board in compliance with the rules and regulations of the National Association of Securities Dealers, Inc. (NASD(R)).



                                                 TABLE OF CONTENTS


                                                                                                           Page No.



Item 1.       Description of Business                                                                             3

Item 2.       Management's Discussion and Analysis                                                               15

Item 3.       Description of Property                                                                            17

Item 4.       Security Ownership of Certain Beneficial Owners and Management                                     17

Item 5.       Directors, Executive Officers, Promoters and Control Persons                                       18

Item 6.       Executive Compensation                                                                             19

Item 7.       Certain Relationships and Related Transactions                                                     19

Item 8.       Legal Proceedings                                                                                  20

Item 9.               Market Price of and Dividends on the Registrant's
             Common Equity and Other Shareholder Matters                                                         20

Item 10.     Recent Sales of Unregistered Securities                                                             21

Item 11.     Description of Securities                                                                           22

Item 12.     Indemnification of Officers and Directors                                                           22

Item 13.     Financial Statements                                                                                26

Item 14.      Changes In and Disagreements With Accountants on Accounting and
               Financial Disclosure                                                                              27

Item 15.      Financial Statements and Exhibits                                                                  27


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This registration statement, including the information that may be incorporated herein by reference, contains forward-looking statements including statements regarding, among other items, the business of Allied Resources, Inc. business.
These forward looking-statements are subject to a number of risks and uncertainties, certain of which are beyond the company's control. Actual results could differ materially from these forward-looking statements as a result of factors described in this section and "Business Risks," including among others oil and gas prices and the ability of Allied Resources, Inc. to efficiently manage its operations.

ITEM 1.       DESCRIPTION OF BUSINESS

Corporate Organization

As used herein the term Allied refers to Allied Resources, Inc. and its predecessors, unless the context indicates otherwise. Allied was incorporated as "General Allied Oil and Gas Co" on April 15, 1979 in the State of West Virginia.
The company's name was amended to "Allied Resources, Inc." on August 12, 1998.
On February 26, 2002 Allied incorporated "Allied Resources, Inc." in the State of Nevada for the purpose of merging the West Virginia corporation with the Nevada corporation. The transaction resulted in the Nevada corporation surviving the merger as the sole remaining entity. The purpose of the transaction was to remove Allied's domicile to a jurisdiction with tested corporate legislation and to reduce corporate maintenance costs. The merger was completed on April 5, 2002. Pursuant to the merger, shareholders of the West Virginia corporation received one share of the Nevada corporation for each share held in the West
Virginia corporation.

Allied's principal place of business is located at 1403 East 900 South, Salt
Lake City, Utah 84105 and our telephone number is (801) 582-9609. Our registered statutory office is located at 920 Sierra Vista Drive, Las Vegas, Nevada 89109.
Allied is engaged in the exploration, development and production of oil and gas properties in West Virginia.

Allied has elected to file this Form 10-SB registration statement on a voluntary basis in order to become a reporting company under the Securities Exchange Act of 1934 ("Exchange Act"). The primary purpose for this filing is to qualify
Allied to obtain a listing for trading on the OTC Electronic Bulletin Board
("Bulletin Board"). Allied obtained a listing on the former Vancouver Stock
Exchange on August 11, 1981 at which time Allied became a reporting issuer for the purposes of the British Columbia Securities Act. Allied currently trades on the Toronto Venture Exchange under the symbol "TSX.ALO". Allied's reports under the British Columbia Securities Act can be viewed on the internet at www.sedar.com or requested from the company.

Description of Business

Allied is an independent oil and natural gas producer involved in the exploration, development, production and sale of oil and gas derived from properties located in Calhoun and Ritchie counties, West Virginia.

Allied currently realizes production from a total of 145 oil and gas wells with working interests ranging from 18.75 to 75%. Depth of the producing intervals varies from 1,730 ft to 5,472 ft. The most recently drilled well Anna Gill # 3, was completed in June 2002 at a depth of 5,400 ft. All the wells in which Allied has an interest are situated on developed acreage spread over 4,000 acres in Ritchie and Calhoun counties. Allied prefers operating in West Virginia due to relatively inexpensive drilling and completion operations, and the absence of poisonous gas often associated with oil and gas production. Many of our

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wells, on the same leases, share production equipment in order to minimize lease operating costs. Recovery from producing wells is consistently evaluated, and cost-efficient work-over methods are often considered to improve the performance of the wells or in the alternative to sell limited producers in order to reduce operating costs. During July of 2002 two Gus Bee wells, which are located on the Gus Bee lease in West Virginia, were worked over and new pumping units installed. Due to the remedial work carried out on the two Gus Bee wells, production from that lease has increased. Allied recently sold its interest in eight wells due to the depletion of recoverable reserves.

Allied's interests in its wells are maintained and operated by Allstate Energy
Corporation ("Allstate"), a local operator, under the terms of an Operating
Agreement. Allstate maintains a varying interest in each of Allied's wells.

The terms of the Operating Agreement, as amended, grant to Allstate the exclusive right to conduct operations in respect to Allied's interests in its wells in exchange for a monthly operating fee for each well and any other costs incurred in normal operation of the wells. Title to all machinery, equipment or other property attached to the wells under the Operating Agreement, as amended, belongs to each party in proportion to its interest in each well, as does any amount recovered as the result of salvaging machinery or equipment from the wells. Under the Option Agreement, as amended, Allstate is permitted to make capital expenditures on the wells up to $5,000 without notifying Allied of the expense. However, notice of amounts to be spent over $5,000 must be provided to Allied prior to expenditure for Allied's approval if it owns a majority interest in the specific well. Likewise, the abandonment of wells must be approved by the party holding a majority interest in the specific well to be abandoned. Allstate is entitled pursuant to the Operating Agreement, as amended, to establish an escrow account to withhold up to 25% of the net income on any particular well up to $5,000 to be used for capital improvement of the wells or if necessary plugging the wells. The Operating Agreement, as amended, prohibits Allied from selecting an operator of the wells other than Allstate unless it is prepared to purchase Allstate's interest in each specific well at fair market value. The surrender of leases under the Operating Agreement, as amended, can only be accomplished in the event that both Allied and Allstate consent to such surrender. Finally, Allied cannot sell its interest in any of the wells unless it first offers to sell such interests to Allstate on the same terms as are proposed for a third party purchaser.

Allied's interests in oil and gas properties are the direct result of its relationship with Allstate. The majority of Allied's oil and gas interests, approximately 90 wells, were acquired as part of the Ashland Properties acquisition. Allstate prepared a bid package that was presented to Ashland
Exploration, Inc. the seller of the wells for consideration in competition with several other bidders for the properties. Allstate submitted the bid under the pretext that should it be successful in its bid, that Allied would participate in a shared interest in the acquisition. Allied's other interests in wells outside of the Ashland Properties were the result of agreeing to a percentage interest through Allstate farm out arrangements, individual well/lease assignments and drilling agreements spanning the time period from 1981 to 2002.
Allied was not furnished with any engineering reports prior to purchasing interests its oil and gas properties.

Prior to drilling new wells a geological review of the prospective area is made by Allied in cooperation with Allstate to determine the potential for oil and gas. Allied's consultants then review available geophysical data (generally seismic and gravity data) to further evaluate the area. After the evaluation of the geophysical data, if the target appears to contain significant accumulations of oil and gas, Allied then considers the economic feasibility of drilling the target whole. Significant accumulations or oil and gas cannot guarantee economic recovery because it depends on many factors such as how much it costs to drill and complete wells in a certain area, how close the wells are to pipelines and pipeline pressure, what

                                        4




the price of oil or gas is, how accessible the area is, whether the project is a developmental or wildcat prospect.

Allied's working interest, which is the interest in oil and gas that includes responsibility for all drilling, developing, and operating costs varies from 18.75% to 75%. Allied's net revenue interest, which is the portion of oil and gas production money after deduction of royalty interests, varies from 18.05% to 65.625%.

Allied owns varying interests in a total of 145 wells on several leases. Some leases contain multiple wells. Distribution of Allied's interests in West
Virginia oil and gas leases are detailed below:

Well Name                  Working Interest          Net Revenue Interest

Anderson                            75                        63.5742
Batson                              51.5625                   45.1172
Britton                             75                        63.28125
B. Rutherford                       75                        65.625
Cokely 582                          75                        63.5742
Cokely 633-654                      75                        60.9375
Conrad                              75                        61.5234
Deem                                75                        63.5742
E. Goff                             75                        58.8867
Jay Goff                            65.625                    55.3709
John Goff                           60.9375                   51.416
Fire Snyder                         75                        61.5732
GT Sommerville                      75                        65.625
Gus Bee                             75                        63.5742
Foster                              70.3125                   52.7344
Kennedy                             75                        63.5742
Law                                 75                        63.5742
Leeson                              75                        65.625
Mullenix                            33.984                    27.12
Wellings                            75                        61.5234
Wellings 1A                         63.9637                   55.9682
Patton                              75                        63.5942
Riddle                              75                        65.625
Richards                            75                        63.5742
A. J. Scott                         37.5                      32.8125
Spurgeon                            75                        63.5742
Stanley 2 & 3                       18.75                     15.00
Stanley 583                         75                        63.5742
Summers 2                           75                        63.28125
Sutton                              72.6562                   55.0593
Taylor Carr                         70.3125                   54.9316
Toothman                            75                        65.625
Vincent 20 C                        75                        65.625
Vincent 25 C                        75                        65.625
Vincent 35 C                        75                        65.625

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Vincent 41 C                        75                        65.625
V. Zinn                             75                        65.625
Baker Baughman                      75                        65.625
Baker Baughman 81                   75                        65.625
Bollinger                           75                        60.9375
Gill                                75                        65.625
Gill 3                              50                        43.75
Haddox                              75                        65.625
Mills                               75                        65.625
Sweet 1 & 2                         75                        65.625
Sweet 3                             50                        43.75
Watson                              75                        65.625
Watson 85                           75                        65.625
Watson 86                           75                        65.625
Watson 6-87                         75                        65.625
Wolfe                               75                        56.25
Browne 1                            75                        65.625

Competition

The oil and gas business in West Virginia is highly competitive. Allied competes against over 500 independent companies, many with greater financial resources and larger staffs than those available to Allied. West Virginia hosts approximately 40 significant independent operators including NiSource, Equitable, Energy Corporation of America, Cabot Oil and Gas and Dominion
Appalachian with over 450 smaller operations with no single producer dominating the area. Major operators such as Exxon, Phillips Petroleum, Shell Oil, Conoco and others considered major players in the oil and gas industry no longer operate any significant interests in West Virginia. Allied believes it can successfully compete against the independent companies by focusing its efforts on the efficient development of its leases in West Virginia by maximizing its production without a significant increase in operating costs.

Marketability

The products sold by Allied, natural gas and crude oil, are commodities purchased by many distribution and retail companies. Crude oil can be easily sold whenever it is produced subject to transportation cost. The crude oil produced on Allied's behalf is transported by truck from the collection points to the purchaser. Natural gas on the other hand can be more difficult to sell since transportation from point of production to the purchaser requires a pipeline. One hundred percent of Allied's current gas production interest is transported by pipelines owned by the purchasers of our production.

Allstate sells Allied's gas production interest to three main purchasers, Dominion Field Services, Equitable Resources, and Allegheny Energy. The gas is sold utilizing two different forms of contracts. One, characterized as a fixed contract that determines a certain prices for gas over a fixed period of time, usually 90 days and a spot price contract, which markets the production to the purchaser willing to pay the highest price for the production on a month to month basis at prices ranging from $1.68 Mcf to $3.875 Mcf during the year ended
2002. Any gas production not sold according to fixed gas purchase agreements is sold on the spot price market. Allstate currently has fixed contracts to sell
10,000 Mcf per month averaging 329 Mcf's a day from January 2003 through March
31, 2003 at $4.25 per Mcf and 10,000 Mcf per month averaging 329 Mcf's a day from January 2003 through March 31, 2003 at $4.40

                                        6




per Mcf to Dominion Field Services. Allstate sells Allied's oil production interest to West Virginia Oil Gathering at the market price on the day of pick up.

The average sales prices for Allied's oil production interests during 2000, 2001 and 2002 was between $18 and $25 a barrel. The average sale prices for Allied's gas production interest varied significantly over the same period. The average price fluctuated from 3.326 Mcf in 2000 to 3.998 Mcf in 2001, declining to 2.331 in 2002. Allied's lifting costs for both oil and gas during 2000, 2001 and 2002 are based upon its interest in each well for which Allstate retains $125 per well. Allied's average lifting cost spread across its wells is approximately 75% of the $125 lifting fee. The lifting cost in 2000 was approximately $180,000, in 2001, was approximately $175,000, declining slightly in 2002 due to the sale of Allied's interest in eight wells to approximately $168,000.

Government Regulation of Exploration and Production

Allied's oil and gas exploration, production and related operations are subject to extensive rules and regulations promulgated by federal and state agencies.
Failure to comply with such rules and regulations can result in substantial penalties. The regulatory burden on the oil and gas industry increases Allied's cost of doing business and affects its profitability. Because such rules and regulations are frequently amended or interpreted differently by regulatory agencies, Allied is unable to accurately predict the future cost or impact of complying with such laws.

Allied's oil and gas exploration and production operations are affected by state and federal regulation of oil and gas production, federal regulation of gas sold in interstate and intrastate commerce, state and federal regulations governing environmental quality and pollution control, state limits on allowable rates of production by a well or pro-ration unit and the amount of oil and gas available for sale, state and federal regulations governing the availability of adequate pipeline and other transportation and processing facilities, and state and federal regulation governing the marketing of competitive fuels. For example, a productive gas well may be "shut-in" because of an over- supply of gas or lack of an available gas pipeline in the areas in which Allied may conduct operations. State and federal regulations generally are intended to prevent waste of oil and gas, protect rights to produce oil and gas between owners in a common reservoir, control the amount of oil and gas produced by assigning allowable rates of production and control contamination of the environment.
Pipelines are subject to the jurisdiction of various federal, state and local agencies.

Many state authorities require permits for drilling operations, drilling bonds and reports concerning operations and impose other requirements relating to the exploration and production of oil and gas. Such states also have ordinances, statutes or regulations addressing conservation matters, including provisions for the unitization or pooling of oil and gas properties, the regulation of spacing, plugging and abandonment of such wells, and limitations establishing maximum rates of production from oil and gas wells. However, no West Virginia regulations provide such production limitations with respect to the Allied's operations.

Environmental Regulation

The recent trend in environmental legislation and regulation has been generally toward stricter standards, and this trend will likely continue. Allied does not presently anticipate that it will be required to expend amounts relating to its oil and gas production operations that are material in relation to its total capital expenditure program by reason of environmental laws and regulations, but because such laws and

                                        7




regulations are subject to interpretation by enforcement agencies and are frequently changed by legislative bodies, Allied is unable to accurately predict the ultimate cost of such compliance for 2003.


Allied is subject to numerous laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations may require the acquisition of a permit before drilling commences, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with drilling and production activities, limit or prohibit drilling activities on certain lands lying within wilderness, wetlands, and areas containing threatened and endangered plant and wildlife species, and impose substantial liabilities for unauthorized pollution resulting from Allied's operations.

The following environmental laws and regulatory programs appeared to be the most significant to Allied's operations in 2002, and are expected to continue to be significant in 2003:

Clean Water and Oil Pollution Regulatory Programs.

The federal Clean Water Act ("CWA") regulates discharges of pollutants to surface waters. The discharge of crude oil and petroleum products to surface waters also is precluded by the Oil Pollution Act ("OPA"). Allied's operations are inherently subject to accidental spills and releases of crude oil and drilling fluids that may give rise to liability to governmental entities or private parties under federal, state or local environmental laws, as well as under common law. Minor spills occur from time to time during the normal course of Allied's production operations. Allied maintains spill prevention control and countermeasure plans ("SPCC plans") for facilities that store large quantities of crude oil or petroleum products to prevent the accidental discharge of these potential pollutants to surface waters. As of December 31, 2002, Allied had undertaken all investigative or remedial work required by governmental agencies to address potential contamination by accidental spills or discharges of crude oil or drilling fluids.

Clean Air Regulatory Programs. Allied's operations are subject to the federal
Clean Air Act ("CAA"), and state implementing regulations. Among other things, the CAA requires all major sources of hazardous air pollutants, as well as major sources of certain other criteria pollutants, to obtain operating permits, and in some cases, construction permits. The permits must contain applicable Federal and state emission limitations and standards as well as satisfy other statutory and regulatory requirements. The 1990 Amendments to the CAA also established new monitoring, reporting, and recordkeeping requirements to provide a reasonable assurance of compliance with emission limitations and standards. Allied currently obtains construction and operating permits for its compressor engines, and is not presently aware of any potential adverse claims in this regard.

Waste Disposal Regulatory Programs. Allied's operations generate and result in the transportation and disposal of large quantities of produced water and other wastes classified by EPA as "non-hazardous solid wastes". The EPA is currently considering the adoption of stricter disposal and clean-up standards for non-hazardous solid wastes under the Resource Conservation and Recovery Act
("RCRA"). In some instances, EPA has already required the clean up of certain non-hazardous solid waste reclamation and disposal sites under standards similar to those typically found only for hazardous waste disposal sites. It also is possible that wastes that are currently classified as "non-hazardous" by EPA, including some wastes generated during Allied's drilling and production operations, may in the future be reclassified as "hazardous wastes". Because hazardous wastes require much more rigorous and costly treatment, storage, transportation and disposal requirements, such changes in the interpretation and enforcement of

                                        8




the current waste disposal regulations would result in significant increases in waste disposal expenditures by Allied.

The Comprehensive Environmental Response, Compensation and Liability Act
("CERCLA"). CERCLA, also known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons who are considered to have caused or contributed to the release or threatened release of a "hazardous substance" into the environment.
These persons include the current or past owner or operator of the disposal site or sites where the release occurred and companies that transported disposed or arranged for the disposal of the hazardous substances under CERCLA. These persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources. Allied is not presently aware of any potential adverse claims in this regard.

West Virginia Division of Environmental Protection Office of Oil and Gas. The
State of West Virginia has promulgated certain legislative rules pertaining to exploration, development and production of oil and gas that are administered by the West Virginia Division of Environmental Protection Office of Oil and Gas.
The rules govern permitting for new drilling, inspection of wells, fiscal responsibility of operators, bonding wells, the disposal of solid waste, water discharge, spill prevention, liquid injection, waste disposal wells, schedules that determine the procedures for plugging and abandonment of wells, reclamation, annual reports and compliance with state and federal environmental protection laws. Allied believes that all wells in which it has an interest are operated by Allstate in a manner that is in compliance with these rules.

Health and Safety Regulatory Programs. Allied's operations also are subject to regulations promulgated by the Occupational Safety and Health Administration
("OSHA") regarding worker and work place safety. Allied is assured that Allstate currently provides health and safety training and equipment to its employees and is adopting additional corporate policies and procedures to comply with OSHA's workplace safety standards.

Business Risks

OIL AND NATURAL GAS PRICES ARE VOLATILE. ANY SUBSTANTIAL DECREASE IN
PRICES COULD ADVERSELY AFFECT OUR FINANCIAL RESULTS.
Allied's future financial condition, results of operations and the carrying value of its oil and natural gas properties depend primarily upon the prices it receives for oil and natural gas production. Oil and natural gas prices historically have been volatile and are likely to continue to be volatile in the future. Allied's cash flow from operations is highly dependent on the prices that it receives for oil and natural gas. This price volatility also affects the amount of Allied's cash flow available for capital expenditures and its ability to borrow money or raise additional capital. The prices for oil and natural gas are subject to a variety of additional factors that are beyond Allied's control.
These factors include:

    - the level of consumer demand for oil and natural gas;

      - the domestic and foreign supply of oil and natural gas;

               - the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;

     - the price of foreign oil and natural gas;

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     - domestic governmental regulations and taxes;

     - the price and availability of alternative fuel sources;
     - weather conditions;

     - market uncertainty;

     - political conditions or hostilities in energy producing regions, including the Middle East; and

     - worldwide economic conditions.

These factors and the volatility of the energy markets generally make it extremely difficult to predict future oil and natural gas price movements with any certainty. Declines in oil and natural gas prices would not only reduce revenue, but could reduce the amount of oil and natural gas that Allied can produce economically and, as a result, could have a material adverse effect on its financial condition, results of operations and reserves. Should the oil and natural gas industry experience significant price declines, Allied may, among other things, be unable to meet our financial obligations or make planned expenditures.

ALLIED COULD INCUR A WRITE-DOWN OF THE CARRYING VALUES OF OUR PROPERTIES IN THE
FUTURE DEPENDING ON OIL AND NATURAL GAS PRICES, WHICH COULD NEGATIVELY IMPACT
OUR INCOME.


Commission accounting rules require Allied to review the carrying value of its oil and gas properties on a quarterly basis for possible write-down or impairment. Under these rules, capitalized costs of proved reserves may not exceed a ceiling calculated at the present value of estimated future net revenues from those proved reserves, determined using a 10% per year discount and unescalated prices in effect as of the end of each fiscal quarter (PV-10
Value). Capital costs in excess of the ceiling must be permanently written down.
The changes in oil and natural gas prices have a significant impact on Allied's
PV-10 Value, and thus a decline in prices could cause a write-down which would negatively affect its net income.

ALLIED'S RESERVES, PRODUCTION AND FUTURE NET CASH FLOW IS BASED ON A CONCLUSION
OF REASONABLE CERTAINTY SUPPORTED BY GEOLOGICAL, ENGINEERING AND PRODUCTION
DATA.

Allied's proven oil and gas reserves are the aggregate sum of estimated quantities of crude oil, natural gas and natural gas liquids supported by geological information, engineering data and actual production that indicate a reasonable certainty that would induce reliance on the resultant figures. Allied relies upon available data that indicates certain assumptions, such as decline rates, recovery factors, reservoir limits, recovery mechanisms and volumetric estimates. Existing economic and operating conditions such as product prices, operating costs, production methods, recovery techniques, transportation, marketing arrangements, ownership and regulatory requirements, impact reserve evaluations at the date of estimate. Further, the Commission requires that reserves include a 10% discount factor for reporting purposes, which may not necessarily represent the most appropriate discount factor, given actual interest rates and risks to which Allied's business or the oil and natural gas industry in general are subject. Any significant inaccuracies in these interpretations or assumptions or changes of conditions could cause the quantities and net present value of Allied's reserves to be overstated. The reserve data included in this registration

                                       10




statement and other documents incorporated by reference represent estimates of reserves based upon the foregoing factors. You should not assume that the present values referred to in this registration statement and other documents incorporated by reference represent the current market value of Allied's estimated oil and natural gas reserves. In accordance with requirements of the Commission, the estimates of present values are based on prices and costs as of the date of the estimates. Actual future prices and costs may be materially higher or lower than the prices and cost as of the date of the estimate.

ALLIED'S FUTURE PERFORMANCE DEPENDS UPON ITS ABILITY TO FIND OR ACQUIRE
ADDITIONAL OIL AND NATURAL GAS RESERVES THAT ARE ECONOMICALLY RECOVERABLE.

Unless Allied successfully replaces the reserves that it produces, the defined reserves will decline, resulting eventually in a decrease in oil and natural gas production and lower revenues and cash flows from operations. Allied has historically replaced reserves through both drilling and acquisitions. Allied may not be able to continue to replace reserves at acceptable costs. The business of exploring for, developing or acquiring reserves is capital intensive. Allied may not be able to make the necessary capital investment to maintain or expand its oil and natural gas reserves if cash flows from operations are reduced, due to lower oil or natural gas prices or otherwise, or if external sources of capital become limited or unavailable. Should Allied not continue to make significant capital expenditures, or if its outside capital resources become limited, Allied may not be able to maintain our current production rates. Further, Allied's drilling activities are subject to numerous risks, including the risk that no commercially productive oil or natural gas reserves will be encountered. Exploratory drilling involves more risk than development drilling because exploratory drilling is designed to test formations for which proved reserves have not been discovered.

ALLIED'S FAILURE, IN THE LONG TERM, TO COMPLETE FUTURE ACQUISITIONS
SUCCESSFULLY COULD REDUCE ITS PRODUCTION.

Acquisitions are an essential part of our long-term growth strategy, and therefore Allied's ability to acquire additional properties on favorable terms is key to its long-term growth. There is intense competition for acquisition opportunities in the oil and gas industry. The level of competition varies depending on numerous factors. Depending on conditions in the acquisition market, it may be difficult or impossible for Allied to identify properties for acquisition or it may not be able to make acquisitions on terms that Allied considers economically acceptable. Competition for acquisitions may increase the cost of, or cause Allied to refrain from, completing acquisitions. Allied's strategy of completing acquisitions is dependent upon, among other things, its ability to obtain debt and equity financing and, in some cases, regulatory approvals. Allied's ability to pursue its long-term growth strategy may be hindered if we are not able to obtain financing or regulatory approvals. The inability to manage the integration of acquisitions effectively could reduce
Allied's focus on subsequent acquisitions and current operations, which, in turn, could negatively impact the company's income. Allied's financial position and results of operations may fluctuate significantly from period to period, based on whether or not significant acquisitions are completed in particular periods.

THERE ARE RISKS IN ACQUIRING OIL AND NATURAL GAS PROPERTIES.

Allied's long-term business strategy includes growing its reserve base through acquisitions. Allied is continually identifying and evaluating acquisition opportunities. However, the prospective size of acquisitions, together with the inherent difficulty in evaluating acquired properties and forecasting

                                       11




reserves, may result in Allied's inability to achieve or maintain targeted production levels. In that case, Allied's ability to realize the total economic benefit from an acquisition may be reduced or eliminated. The acquisition of oil and gas properties involves uncertainties and requires an assessment of several factors, including recoverable reserves, future oil and gas prices, operating costs, potential environmental and other liabilities and other factors beyond
Allied's control. These assessments are necessarily inexact, and it is generally not possible to review in detail every individual property involved in an acquisition.


Allied generally assumes pre-closing liabilities and often is not entitled to contractual indemnification for pre-closing liabilities, including environmental liabilities. Allied has acquired interests in properties on an "as is" basis with limited or no remedies for breaches of representations and warranties.
Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploration projects. Allied cannot assure you that any prospective acquisitions will achieve desired profitability objectives.
Allied may assume cleanup or reclamation obligations in connection with these acquisitions, and the scope and cost of these obligations may ultimately be materially greater than estimated at the time of the acquisition.

Acquisitions may involve a number of other special risks, including:

     - diversion of management attention from existing operations;

     - unexpected losses of key employees, customers and suppliers of the acquired business;

     - conforming the financial, technological and management standards, processes, procedures and controls of the acquisitions with those of Allied's existing operations; and

     - increasing the scope, geographic diversity and complexity of Allied's operations.

OIL AND NATURAL GAS DRILLING AND PRODUCING OPERATIONS INVOLVE VARIOUS
RISKS.

Drilling activities are subject to many risks, including the risk that no commercially productive reservoirs will be discovered. There can be no assurance that new wells drilled by Allied will be productive or that Allied will recover all or any portion of its investment in such wells. Drilling for oil and natural gas may involve unprofitable efforts, not only from dry wells but also from wells that are productive but do not produce sufficient net reserves to return a profit after deducting drilling, operating and other costs. The seismic data and other technologies Allied uses do not allow it to know conclusively prior to drilling a well that oil or natural gas is present or may be produced economically. The cost of drilling, completing and operating a well is often uncertain, and cost factors can adversely affect the economics of a project.
Further, Allied's drilling operations may be curtailed, delayed or canceled as a result of numerous factors, including:

     - unexpected drilling conditions;

     - title problems;

     - pressure or irregularities in formations;

     - equipment failures or accidents;


                                       12




     - adverse weather conditions;

     - compliance with environmental and other governmental requirements; and

     - cost of, or shortages or delays in the availability of, drilling rigs, equipment and services.

Allied operations are subject to all the risks normally incident to the operation and development of oil and natural gas properties and the drilling of oil and natural gas wells, including encountering well blowouts, cratering and explosions, pipe failure, fires, formations with abnormal pressures, uncontrollable flows of oil, natural gas, brine or well fluids, release of contaminants into the environment and other environmental hazards and risks.

The nature of these risks is such that some liabilities including environmental fines and penalties could exceed Allied's ability to pay for the damages. Allied could incur significant costs that could have a material adverse effect upon its financial condition due to these risks.

ALLIED SUBJECT TO COMPLEX FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS THAT
COULD ADVERSELY AFFECT ITS BUSINESS.

Exploration for and development, exploitation, production and sale of oil and natural gas in the United States is subject to extensive federal, state and local laws and regulations, including complex tax laws and environmental laws and regulations. Existing laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations could harm Allied's business, results of operations and financial condition. Allied may be required to make large expenditures to comply with environmental and other governmental regulations. Matters subject to regulation include oil and gas production and saltwater disposal operations and Allied's processing, handling and disposal of hazardous materials, such as hydrocarbons and naturally occurring radioactive materials, discharge permits for drilling operations, spacing of wells, environmental protection, reports concerning operations, and taxation. Under these laws and regulations, Allied could be liable for personal injuries, property damage, oil spills, discharge of hazardous materials, reclamation costs, remediation, clean-up costs and other environmental damages.

SHORTAGES OF OIL FIELD EQUIPMENT, SERVICES AND QUALIFIED PERSONNEL COULD REDUCE
ALLIED'S CASH FLOW AND ADVERSELY AFFECT RESULTS OF OPERATIONS.

The demand for qualified and experienced field personnel to drill wells and conduct field operations, geologists, geophysicists, engineers and other professionals in the oil and natural gas industry can fluctuate significantly, often in correlation with oil and natural gas prices, causing periodic shortages. There have also been shortages of drilling rigs and other equipment, as demand for rigs and equipment has increased along with the number of wells being drilled. These factors also cause significant increases in costs for equipment, services and personnel. Higher oil and natural gas prices generally stimulate increased demand and result in increased prices for drilling rigs, crews and associated supplies, equipment and services. As an example, during 2002 we experienced significantly higher costs for drilling rigs and other related services. Allied cannot be certain when or if it will again experience these same issues and these types of shortages or price increases could significantly decrease Allied's profit margin, cash flow and operating results on any particular well or restrict its ability to drill those wells and conduct those operations which it is currently considering.


                                       13




THE RESULTS OF ALLIED'S OPERATIONS WHOLLY DEPENDS ON THE PRODUCTION AND
MAINTENANCE EFFORTS OF ALLSTATE ENERGY CORPORATION.

The operation and maintenance of Allied's oil and gas operations is wholly dependent on an independent local operator, Allstate Energy Corporation. While the services provided by Allstate in the past have proven adequate for the successful operation of Allied's oil and gas wells, the fact that Allied is dependent on operations of a third party to produce revenue from its oil and gas assets could restrict its ability to generate a net profit on operations.
Further, Allstate holds differing interests in each of the wells operated on behalf of Allied and the terms of the operating agreement require Allied to purchase Allstate's interest in each of the wells as a condition of replacing
Allstate as the operator on such wells. Allied is not in the financial position to purchase the interests of Allstate in each of its wells and may never choose to comply with this provision and replace Allstate as its operator in West
Virginia. Allied's inability to replace Allstate could impact the operating efficiency of Allied's oil and gas operations and therefore impact whether it is able to realize a profit from its overall operations.

ALLIED'S PRESIDENT LACKS EXPERIENCE OR TECHNICAL TRAINING IN OIL AND GAS
EXPLORATION OR PRODUCTION, WHICH INCREASES THE RISK THAT OUR EXPLORATION OR
PRODUCTION ACTIVITIES MAY BE UNSUCCESSFUL OVER THE NEAR TERM.

Allied's president, Ruairidh Campbell, has only limited experience and no technical training in oil and gas exploration and production. This lack of experience may make Allied more vulnerable to certain business risks associated with errors in judgment that could be avoided by trained and experienced management. Mr. Campbell's vulnerability to errors, could cause Allied's exploration and production efforts to prove unsuccessful over the near term.

Reports to Security Holders

Allied's annual report will contain audited financial statements. Allied is not required to deliver an annual report to security holders and will not voluntarily deliver a copy of the annual report to the security holders. Allied will file its 10KSB, 10QSB, and all other forms that may be or become applicable to Allied with the Commission.

The public may read and copy any materials that are filed by Allied with the Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W.,
Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1- 800-SEC-0330. The statements and forms filed by Allied with the Commission have also been filed electronically and are available for viewing or copy on the Commission maintained Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission. The Internet address for this site can be found at http://www.sec.gov.

Employees

Allied employs its president, Ruairidh Campbell and one other part time support person, on a part time basis. Mr. Campbell spends approximately 10 hours a week in managing Allied as Allstate, operates its oil and gas operations. Management uses oil and gas consultants, attorneys and accountants as necessary and does not plan to engage any full-time employees in the near future.


                                       14




ITEM 2.       MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the Financial Statements and accompanying notes and the other financial information appearing elsewhere in this registration statement. Allied's fiscal year end is December 31.

Results of Operations

During the period from January 1, 2001 through December 31, 2002, Allied has been engaged in the operation of its oil and gas wells, evaluating acquisition opportunities, drilling an additional well, reevaluating the operating efficiencies of existing wells, disposing of non-productive wells and overseeing the operation of its oil and gas assets by its independent operator, Allstate.

For the fiscal year ended, Allied incurred a loss as a result of expenses associated with this registration under the Exchange Act, expenses associated with engaging the services of consultants, drilling and completion costs, accounting costs, reserve evaluation costs, maintenance and production costs associated with aging wells and administrative overhead. Allied anticipates that until a complete evaluation of its existing oil and gas assets is completed and non-productive wells disposed of in order to reduce maintenance costs or new revenue producing wells acquired, that it may continue to operate at a loss in the future.

Allied's business plan is to reevaluate existing oil and gas assets on existing leasehold properties and to seek by acquisition or participation additional oil and gas revenue producing opportunities in West Virginia. Further, Allied intends to reduce operating, maintenance as a consequence of its reevaluation of existing assets and to reduce administrative costs in an effort to produce a net operating profit.

Years ended December 31, 2002 and 2001

Gross Revenue

Gross revenue for the twelve month period ended December 31, 2002 decreased to $433,338 from $492,124 for the comparable period ended December 31, 2001, a decrease of 12%. The decline of average natural gas prices from 3.998 per Mcf in 2001 to 2.331 per Mcf and the decline of average oil prices from $25 per barrel to $18 per barrel resulted in a decrease in gross revenue. Furthermore, due to lower oil and gas prices compounded with constant lease operating costs, future production lives of aging oil and gas wells were shortened.

Net Loss

Net losses for the twelve month period ended December 31, 2002 increased to $90,367 from $ 74,187 for the comparable period ended December 31, 2001, an increase of 22%. The increase in net operating losses is due to an increase in general administrative expenses that can be primarily attributed to extraordinary consulting and accounting costs incurred in 2002 in connection with the drafting of this registration statement.

Expenses

General and administrative  expenses for the twelve month period ended December
31, 2002  increased to $189,946  from $144,550 for the  comparable  period ended
December 31, 2001, an increase of 31%. The

                                       15




increase in net operating losses is due to an increase in general administrative expenses that can be primarily attributed to extraordinary consulting and accounting costs incurred in 2002 in connection with the drafting of this registration statement.

Depletion expenses for the annual periods ended December 31, 2002, and December
31, 2001 were $105,139 and $146,417 respectively. Direct production expenses for the annual periods ended December 31, 2002, and December 31, 2001 were $230,031 and $275,344 respectively. Direct production costs include the expense of maintaining the wells, a severance tax of 5% on gross production imposed by the State of West Virginia, miscellaneous expenses for soap, solvent, gasoline or electricity and extraordinary expenses such as are incurred in swabbing, dozer work or rig time. The decrease in direct production costs can be attributed to minimal extraordinary expenses incurred to improve production of the wells.

Liquidity and Capital Resources

Cash flow used in operations for the twelve month period ended December 31, 2002 was $65,659 as compared to cash flow produced from operations of $103,743 for the comparable period ended December 31, 2001. The transition from cash flow produced from operations to cash flow used in operations can be primarily attributed to a reduction in the depletion of Allied's assets and the significant change in the amounts receivable over the comparable periods. Allied believes that the results for year ended 2002 are not necessarily indicative of future expectations for cash flow.

Cash flow used in investing activities for the twelve month period ended
December 31, 2002 was $139,552 as compared to $0 for the year ended December 31, 2001. The cash flow as spent on drilling a new well (Anna Gill #3) and reworking two older wells to improve production.

Cash flow provided by financing was $0 for the year ended December 31, 2002 as compared to $173,420 for the year ended December 31, 2001.

Allied has a working capital surplus of $281,671 as of December 31, 2002 and has funded its cash needs since inception with revenues generated from operations and private placements. Allied may at some future time issue new shares of common stock to raise additional capital though it believes that it has sufficient current assets to maintain operations over the next twelve months.

Allied is filing this registration statement, in part, because it believes that the registration of its equity securities will minimize some of the impediments to capital formation that otherwise exist. By having a registration statement in place, Allied believes it will be in a better position, either to conduct a future public offering of its securities or to undertake a private placement with registration rights, than if it were a non-reporting company in the United
States. Registering its shares will help minimize the liquidity discounts Allied may otherwise have to take in a future private placement of its equity securities, because investors will have a high degree of confidence that the Rule 144(c)(1) public information requirement will be satisfied, and a public market will exist to effect Rule 144(g) broker transactions. Allied believes that the cost of registering its securities, and undertaking the affirmative disclosure obligations that such a registration entails, will be more than offset by avoiding deep liquidity discounts in future sales of securities.

Allied does not expect to purchase any significant equipment over the next twelve months, except as may required to maintain existing operations nor does it expect to hire any full time employees.


                                       16




ITEM 3.   DESCRIPTION OF PROPERTY

Allied maintains limited office space in an office owned by Ruairidh Campbell, for which we pay $750 per month on a month to month basis. This address is 1403
East 900 South, Salt Lake City, Utah 84105 and the phone number is (801)
582-9609. Allied believes that its current office space will be adequate for the foreseeable future.

Allied currently realizes production from a total of 145 oil and gas wells with working interests ranging from 18.75 to 75%, each well producing a combination of varying amounts of oil and gas but more predominately gas. The wells are located on developed acreage spread over 4,000 acres in Ritchie and Calhoun counties, West Virginia. The developed acreage does have the potential for the drilling of additional wells though at the present time, Allied has no plans to develop additional wells. Allied has no interest in undeveloped acreage

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the stock of Allied as of April 18, 2003, by each shareholder who is known by Allied to beneficially own more than 5% of the outstanding common stock, by each director, and by all executive officers and directors as a group.
Allied has 5,666,691 shares issued and outstanding as of April 18, 2003.


                    Name and Address of                 Amount and nature of                   Percent of Class
Title of Class      Beneficial Ownership                Beneficial Ownership                   %
------------------- ----------------------------------- -------------------------------------- -----------------------
                    Ruairidh Campbell
Common              600 Westwood Terrace
Stock               Austin, Texas 78746                 555,000*                               9.8
                    Dr. Stewart Jackson
Common              1183 Ross Road
Stock               Bard, California 92222              10,000**                               0.0
                    Dr. Hartmut Henning
Common              2837 West 3rd Avenue
Stock               Vancouver, B.C. V6K 1M8             0                                      0.0
Common              All Executive Officers and          565,000                                9.8
Stock               Directors as a Group
------------------- ----------------------------------- -------------------------------------- -----------------------

            * The 555,000 common shares attributable to Mr. Campbell includes 355,000 shares held in escrow by Allied's transfer agent and 100,000 share purchase warrants that entitle Mr. Campbell to purchase an additional 100,000 shares until May 29, 2003 at a purchase price of $0.15.
             ** The 10,000 common share attributable to Dr. Jackson
                 are held in escrow by Allied's transfer agent.


                                       17





ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS




NAME                                    AGE                        POSITION
                                                                   President/Chief Financial
Ruairidh Campbell                       39                         Officer/Director
Dr. Stewart Jackson                     61                         Director
Dr. Hartmut Henning                     60                         Director
--------------------------------------- -------------------------- --------------------------------------

Officers hold their positions at the pleasure of the board of directors, absent any employment agreement.

Ruairidh Campbell

On June 6, 1998, Mr. Campbell was elected as a director and subsequently appointed as an officer of Allied. He estimates that he spends approximately 10 hours per week on Allied's business. He also has significant responsibilities with other companies, as detailed in the following paragraph. He will serve until the next annual meeting of Allied's shareholders and his successor is elected and qualified. Directors are appointed for one-year terms at the annual shareholders meeting.

Mr. Campbell graduated from the University of Texas at Austin with a Bachelor of Arts in History and then from the University of Utah College of Law with a Juris
Doctorate with an emphasis in corporate law, including securities and taxation.
Over the past five years he has been an officer and director of several public companies: InvestNet, Inc. a mineral resource exploration company from February
2000 to present (president, chief financial officer, director), Montana Mining
Corp. a mineral resource exploration company from December 1999 to present
(president, chief financial officer, director), NovaMed, Inc. a former manufacturer of medical devices from 1995 to present (president, chief financial officer, director), EnterNet, Inc.) formally an internet vitamin retailer from February 2000 to July 2001 (president, chief financial officer, director) and Bren-Mar Minerals, Ltd. a mineral resource development company from 1995 to May
2001 (president, chief financial officer, director).

Dr. Stewart Jackson

On June 6, 1998, Dr. Jackson was appointed as a director of Allied. He will serve until the next annual meeting of Allied's shareholders and his successor is elected and qualified.

Dr. Jackson graduated from the University of Western Ontario with a Bachelor of Science in Geology, obtained a Master of Science degree from the University of Toronto in Stratigraphy and Mineral Deposits and earned a Ph.D. in Stratigraphy and Economic Geology from the University of Alberta. He is actively involved in the exploration and development of both base and precious metal deposits in a wide range of environments for both large and small companies. Over the past five years he has been an officer and director of several public companies:
Monument Resources, Inc. an oil and gas development company from 1998 to present
(director), Little Squaw Gold Mining, Co. a mineral resource exploration company from 1990 to present (vice-president, director), Montana Mining Corp. a mineral resource exploration company from 2002 to present (director), Iconet, Inc. a mineral resource exploration company from 2001 to present (director), Continental Precious Minerals, Ltd. a mineral resource exploration company from 1989 to present (director), Canadian Metals Exploration Ltd. a mineral resource exploration company

                                       18




from 1997 to present (president, director), World Ventures, Inc. a mineral resource exploration company from 1992 to present (vice-president, director), Starfire Minerals Ltd. a mineral resource exploration company from 1997 to present (director), Inspiration Mining Ltd. a mineral resource exploration company from 2002 to present (president and director), and InvestNet, Inc. a mineral exploration company from 2000 to 2002 (director).

Dr. Hartmut Henning

On August 1, 2001, Dr. Henning was appointed as a director of Allied. He will serve until the next annual meeting of Allied's shareholders and his successor is elected and qualified.

Dr. Henning is an associate professor of medicine at the University of British Columbia. He has held that position for over twenty years. Dr. Henning also has is own private practice that he established more than ten years ago.

ITEM 6.  EXECUTIVE COMPENSATION

The following table provides summary information for the years 2002, 2001 and 2000 concerning cash and non cash compensation paid or accrued by Allied to or on behalf of its president and any other employee to receive compensation in excess of $100,000.

                                            SUMMARY COMPENSATION TABLE


              ANNUAL COMPENSATION                                LONG TERM COMPENSATION
------------- --------------------------------------------------
                                                                 Awards                     Payout
------------- -------------------------------------------------- -------------------------- ----------------------------

                                                                     Restricted    Securities
------------- ------------------------------------------------------ ------------- ------------- ------------ ----------------


Name and                                            Other Annual     Stock                       LTIP         All Other
Principal                  Salary      Bonus        Compensation     Award(s)      Underlying    Payouts      Compensation
Position      Year         ($)         ($)          ($)              SARs (#)      Options       ($)          ($)
------------- -----------  ----------- ------------ ---------------- ------------- ------------- ------------ ----------------
Ruairidh
Campbell
President     2002         24,000      -            -                -             -             -            -
------------- -----------  ----------- ------------ ---------------- ------------- ------------- ------------ ----------------
              2001         24,000      -            -                -             -             -            -
------------- -----------  ----------- ------------ ---------------- ------------- ------------- ------------ ----------------
              2000         24,000      -            -                -             -             -            -
------------- -----------  ----------- ------------ ---------------- ------------- ------------- ------------ ----------------

Compensation of Directors

Allied's directors are currently not compensated for their services as directors of the company.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On May 29, 2001, Allied completed the sale of 100,000 special warrants to Ruairidh Campbell, Allied's president and a director at a purchase price of $0.066 cents per special warrant. Each special warrant is convertible to acquire one common share and one common share purchase warrant. Mr. Campbell converted his special warrants to 100,000 common shares and maintains common share purchase warrants for an additional 100,000 share at a purchase price of $0.10 cents a share that expires on May 29, 2003.

                                       19





On January 1, 2003, Allied entered into a month to month leasing arrangement with a company owned by Mr. Campbell, Allied's president, for the use of office space. Allied pay's the related company $750 per month on a month to month basis pursuant to this arrangement.

ITEM 8.   LEGAL PROCEEDINGS

Allied is currently not a party to any pending legal proceeding

ITEM 9.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
EQUITY AND OTHER SHAREHOLDER MATTERS

Allied's common stock is quoted on the Toronto Venture Exchange, a service maintained by the Toronto Stock Exchange under the symbol, "TSX.ALO". Trading in the common stock has been limited and sporadic and the quotations set forth below are not necessarily indicative of actual market conditions. Further, these prices reflect inter-dealer prices without retail mark-up, mark-down, or commission, and may not necessarily reflect actual transactions. All quotes provided are reflected in Canadian dollars.


YEAR           QUARTER ENDING                HIGH               LOW
-------------- ----------------------------- ------------------ ------------------
2002           March 31, 2002                $0.23              $0.16
-------------- ----------------------------- ------------------ ------------------
               June 30, 2002                 $0.15              $0.13
-------------- ----------------------------- ------------------ ------------------
               September 30, 2002            $0.14              $0.09
-------------- ----------------------------- ------------------ ------------------
               December 31, 200              $0.11              $0.09
-------------- ----------------------------- ------------------ ------------------
2001           March 31, 2001                $0.25              $0.19
-------------- ----------------------------- ------------------ ------------------
               June 30, 2001                 $0.20              $0.13
-------------- ----------------------------- ------------------ ------------------
               September 30, 2001            $0.17              $0.13
-------------- ----------------------------- ------------------ ------------------
               December 31, 2001             $0.17              $0.12
-------------- ----------------------------- ------------------ ------------------

Record Holders

As of April 18, 2003, there were approximately 84 shareholders of record holding a total of 5,666,691 shares of common stock. However, Allied's board of directors believes that the number of beneficial owners is substantially greater than the number of record holders because a portion of our outstanding common stock is held in broker "street names" for the benefit of individual investors.
The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of the common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock.

Dividends

Allied has not declared any cash dividends since inception and does not anticipate paying any dividends in the foreseeable future. The payment of dividends is within the discretion of the board of directors and will depend on Allied's earnings, capital requirements, financial condition, and other relevant factors.

                                       20




There are no restrictions that currently limit the Allied's ability to pay dividends on its common stock other than those generally imposed by applicable state law.

ITEM 10.   RECENT SALES OF UNREGISTERED SECURITIES

The following is a list of all securities sold by Allied within the last three years, including, where applicable, the identity of the person who purchased the securities, title of the securities, and the date sold are outlined below.

On May 29, 2001 the Allied sold 100,000 special warrants of common stock to Ruairidh Campbell, an officer and director of Allied, at $0.06 a special warrant for a total of $6,000. Each special warrant was convertible into one common share and one purchase warrant. The purchase warrants were exercisable at $0.10 cents within twelve months of the issue date of the special warrants and $0.13 within twenty four months of said issue date. The purchase warrants expire on May 29, 2003. Subsequent to purchasing the special warrants, Mr. Campbell converted same into 100,000 shares of common stock. Allied relied on exemptions provided by Section 4(2) of the Securities Act. Allied made this offering based on the following factors: (1) the issuance was an isolated private transaction by Allied that did not involve a public offering; (2) there was only one offeree who was an officer and director of Allied on the date of sale; (3) the offeree committed to hold the stock for at least one year; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offeree and Allied.

On May 29, 2001 the Allied sold 475,000 special warrants of common stock to Denise Carvalho Soares, at $0.066 a special warrant for a total of $31,350. Each special warrant was convertible into one common share and one purchase warrant.
The purchase warrants were exercisable at $0.10 cents within twelve months of the issue date of the special warrants and $0.13 within twenty four months of said issue date. The purchase warrants expire on May 29, 2003. Subsequent to purchasing the special warrants, Denise Carvalho Soares converted same into 475,000 shares of common stock. Allied relied on exemptions provided by Regulation S of the Securities Act, as amended.

Regulation S provides generally that any offer or sale that occurs outside of the United States is exempt from the registration requirements of the Securities
Act, provided that certain conditions are met. Regulation S has two safe harbors. One safe harbor applies to offers and sales by issuers, securities professionals involved in the distribution process pursuant to contract, their respective affiliates, and persons acting on behalf of any of the foregoing (the
"issuer safe harbor"), and the other applies to resales by persons other than the issuer, securities professionals involved in the distribution process pursuant to contract, their respective affiliates (except certain officers and directors), and persons acting on behalf of any of the forgoing (the "resale safe harbor"). An offer, sale or resale of securities that satisfied all conditions of the applicable safe harbor is deemed to be outside the United
States as required by Regulation S. The distribution compliance period for shares sold in reliance on Regulation S is one year.

Allied complied with the requirements of Regulation S by having no directed selling efforts made in the United States, by selling only to buyers who were outside the United States at the time the buy orders originated, and ensuring that each person is a non-U.S. person with an address in a foreign country.

On May 29, 2001 the Allied sold 475,000 special warrants of common stock to Valentina de Jesus, at

                                       21




$0.066 a special warrant for a total of $31,350. Each special warrant was convertible into one common share and one purchase warrant. The purchase warrants were exercisable at $0.10 cents within twelve months of the issue date of the special warrants and $0.13 within twenty four months of said issue date.
The purchase warrants expire on May 29, 2003. Subsequent to purchasing the special warrants, Valentina de Jesus converted same into 475,000 shares of common stock. Allied relied on exemptions provided by Regulation S of the Securities Act, as amended.

On May 29, 2001 the Allied sold 475,000 special warrants of common stock to Zeljka Tepes, at $0.066 a special warrant for a total of $31,350. Each special warrant was convertible into one common share and one purchase warrant. The purchase warrants were exercisable at $0.10 cents within twelve months of the issue date of the special warrants and $0.13 within twenty four months of said issue date. The purchase warrants expire on May 29, 2003. Subsequent to purchasing the special warrants, Zeljka Tepes converted same into 475,000 shares of common stock. Allied relied on exemptions provided by Regulation S of the Securities Act, as amended.

On May 29, 2001 the Allied sold 475,000 special warrants of common stock to Swiss Equity Partners, at $0.066 a special warrant for a total of $31,350. Each special warrant was convertible into one common share and one purchase warrant.
The purchase warrants were exercisable at $0.10 cents within twelve months of the issue date of the special warrants and $0.13 within twenty four months of said issue date. The purchase warrants expire on May 29, 2003. Subsequent to purchasing the special warrants, Swiss Equity Partners converted same into 475,000 shares of common stock. Allied relied on exemptions provided by Regulation S of the Securities Act, as amended.

Allied complied with the requirements of Regulation S by having no directed selling efforts made in the United States, by selling only to buyers who were outside the United States at the time the buy orders originated, and ensuring that each person is a non-U.S. person with an address in a foreign country.

On December 10, 2001, Allied issued 475,000 common shares to Denise Caravalho
Soares upon the exercise of purchase warrants at $0.10 cents in connection with the private placement of special warrants completed on May 29, 2001. Allied relied on exemptions provided by Regulation S of the Securities Act, for the issuance to a non-U.S. person.

ITEM 11.   DESCRIPTION OF SECURITIES

Dividend, Voting and Preemption Rights

Allied as of April 18, 2003 has authorized 50,000,000 common shares of $.001 par value common stock of which 5,666,691 are issued and outstanding. Holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefore. Holders of Allied's common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the security holders. In the event of a liquidation, dissolution or winding up of Allied, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any other securities. The common stock has no preemptive or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are duly authorized, fully paid, and non-assessable.

ITEM 12.   INDEMNIFICATION OF OFFICERS AND DIRECTORS

Allied's Articles of Incorporation, Bylaws and section 78.751 of the Nevada Revised Statutes provide for

                                       22




indemnification of the Allied's officers and directors in certain situations where they might otherwise personally incur liability, judgments, penalties, fines and expenses in connection with a proceeding or lawsuit to which they might become parties because of their position with the Allied.

The Eighth Article of Allied's Articles of Incorporation provides that:

"No officer or director shall be personally liable to the corporation or its shareholders for money damages except as provided pursuant to the Nevada
Corporations Code."

Section 6.09 of Allied's Bylaws titled Indemnification provides that:

"A. The Corporation shall indemnify its officers and directors for any liability including reasonable costs of defense arising out of any act or omission of any officer or director on behalf of the Corporation to the full extent allowed by the laws of the State of Nevada, if the officer or director acted in good faith and in a manner the officer or director reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful.

B. Any indemnification under this section (unless ordered by a court) shall be make by the corporation only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because the officer or director has met the applicable standard of conduct. Such determination shall be made by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or, regardless of whether or not such a quorum is obtainable and a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or by the stockholders."

Further Section 78.751 of the Nevada Revised Statutes provides indemnification of officers, directors, employees and agents; including the advancements of expenses, as follows:

"1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful

2. A corporation may indemnify an person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the

                                       23




corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonable entitled to indemnity for such expenses as the court deems proper.

3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

4. Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

(a)      By the stockholders;
(b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding; (c) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; or
(d) If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

5. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provision of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

(a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 5, may not be made to or on behalf of any director or officer if a final

                                       24




adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action. (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

To the extent that indemnification may be related to liability arising under the Securities Act, the Commission takes the position that indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.



                                       25




ITEM 13.   FINANCIAL STATEMENTS

Allied's financial statements for the fiscal year ended December 31, 2002 and December 31, 2001 and the are attached hereto as F-1 through F-21.

                                       26




                             ALLIED RESOURCES, INC.

                              FINANCIAL STATEMENTS

                           December 31, 2002 and 2001
































                                                ALLIED RESOURCES, INC.

                                                 FINANCIAL STATEMENTS

                                              December 31, 2002 and 2001



                                                        INDEX
                                                                                                   Page


Independent Auditors' Report                                                                         F-2

Balance Sheets                                                                                       F-3

Statements of Operations                                                                             F-4

Statements of Stockholders' Equity                                                                   F-5

Statements of Cash Flows                                                                             F-6

Notes to Financial Statements                                                                        F-7

Supplementary Schedules on Oil and Gas Operations                                                   F-17


                                                         F-1




                          INDEPENDENT AUDITORS' REPORT





To the Board of Directors and
Stockholders' of Allied Resources, Inc.


We have audited the accompanying balance sheets of Allied Resources, Inc. as of December 31, 2002 and 2001, and the related statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allied Resources, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


JONES SIMKINS LLP
Logan, Utah
March 14, 2003

                                       F-2





                      ALLIED RESOURCES, INC.
                          BALANCE SHEETS
                    December 31, 2002 and 2001
                              ASSETS
                                                                                                   2002                  2001
Current assets:
    Cash                                                                          $             247,844               452,552
    Accounts receivable                                                                          35,458                27,251
    Prepaid expenses                                                                              5,800                     -

      Total current assets                                                                      289,102               479,803

Oil and gas properties, net                                                                     777,012               811,330
Deposits                                                                                        116,417                56,705

          Total assets                                                            $           1,182,531             1,347,838


               LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Accounts payable                                                               $               7,431                23,271

      Total current liabilities                                                                   7,431                23,271

Asset retirement obligation                                                                     122,960               182,563

Commitments and contingencies                                                                         -                     -

Stockholders' equity:
   Common stock, $.001 par value and no par value
      at 2002 and 2001, respectively; 50,000,000 shares                                           5,667             9,722,955
      authorized, 5,666,691 issued and outstanding
   Additional paid-in-capital                                                                 9,717,288                     -
   Accumulated other comprehensive income                                                           503                     -
   Accumulated deficit                                                                      (8,671,318)           (8,580,951)

          Total stockholders' equity                                                          1,052,140             1,142,004

          Total liabilities and stockholders' equity                              $           1,182,531             1,347,838
                                    See accompanying notes to financial statements


                                       F-3





                 ALLIED RESOURCES, INC
               STATEMENTS OF OPERATIONS
Years Ended December 31, 2002 and 2001


                                                                                   2002           2001

Oil and gas revenues                                               $      433,338                      492,124

Operating expenses:
   Production costs                                                       230,031                      275,344
   Depletion                                                              105,139                      146,417
   General and administrative expenses                                    189,946                      144,550

                                                                          525,116                      566,311

          Loss from operations                                            (91,778)                    (74,187)

Interest income                                                            1,411                             -

          Loss before provision for
             income taxes                                                (90,367)                     (74,187)

Provision for income taxes                                                   -                               -

          Net loss                                                 $      (90,367)                    (74,187)


Loss per common share -
   basic and diluted                                               $       (.02)                         (.02)

Weighted average common shares -
  basic and diluted                                                           5,667,000              4,270,000

                                    See accompanying notes to financial statements


                                       F-4





                                                        ALLIED RESOURCES, INC.
                                                  STATEMENTS OF STOCKHOLDERS' EQUITY
                                                Years Ended December 31, 2002 and 2001
                                                                                   Accumulated
                                                                                          Other                 Total
                                              Common Stock            Additional   Comprehensive   Accumulated  Stockholders'
                                                Shares       Amount     Paid-In-          Income       Deficit  Equity
                                                                        Capital
Balance at January 1, 2001                             $           $           -  $            -                $
                                             2,816,691    9,527,410            -                   (8,506,764)      1,020,646
Issuance of common stock for cash                                                              -             -
                                             2,000,000      132,100                                                   132,100
Offering costs                                       -                         -               -             -
                                                            (5,877)                                                   (5,877)
Issuance of common stock to directors for:
      Cash                                                                     -               -             -
                                                37,379        2,467                                                     2,467
      Services                                                                 -               -             -
                                               337,621       22,125                                                    22,125
Exercise of common stock warrants
   for cash                                                                    -               -             -
                                               475,000       44,730                                                    44,730
Net loss                                             -            -            -               -
                                                                                                      (74,187)       (74,187)
Balance at December 31, 2001                                                   -               -
                                             5,666,691    9,722,955                                (8,580,951)      1,142,004
Comprehensive loss:
   Net loss                                          -            -            -               -
                                                                                                      (90,367)       (90,367)
   Other comprehensive income - foreign
     currency translation adjustment                 -            -            -             503             -
                                                                                                                          503
   Total comprehensive loss
                                                                                                                     (89,864)
Reclassification due to re-incorporation             -                                         -             -              -
                                                        (9,717,288)    9,717,288
Balance at December 31, 2002                             $         $              $          503   $
                                             5,666,691        5,667    9,717,288                   (8,671,318)      1,052,140
                                    See accompanying notes to financial statements


                                                         F-5





                   ALLIED RESOURCES, INC
                 STATEMENTS OF CASH FLOWS
          Years Ended December 31, 2002 and 2001
                                                                                      2002                2001
Cash flows from operating activities:
Net loss                                                                       $    (90,367)                (74,187)
   Adjustments to reconcile net loss to net cash
     provided by (used in) operating activities:
       Depletion and amortization                                                        105,139             146,417
       Accretion expense                                                                   9,128               8,693
       Stock compensation expense                                                              -              22,125
       (Increase) decrease in:
          Accounts receivable                                                            (8,207)              77,152
          Prepaid expenses                                                               (5,800)                   -
          Deposits                                                                      (59,712)            (56,705)
       Increase (decrease) in:
          Accounts payable                                                              (15,840)            (19,752)

            Net cash provided by (used in) operating                                    (65,659)             103,743
activities

Cash flows from investing activities:
Acquisition of property and equipment                                                  (139,552)                   -

Net cash used in investing activities                                                  (139,552)                   -

Cash flows from financing activities:
Issuance of common stock                                                                       -             173,420

Net cash provided by financing activities                                                      -             173,420

Change in accumulated other comprehensive                                                    503                   -
income

           Net increase (decrease) in cash                                             (204,708)             277,163

Cash, beginning of year                                                                  452,552             175,389

Cash, end of year                                                              $     247,844                 452,552
                                    See accompanying notes to financial statements


                                       F-6




                             ALLIED RESOURCES, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001

Note 1 - Organization and Summary of Significant Accounting Policies

Organization

Allied Resources, Inc. (the Company) was incorporated under the laws of the State of Nevada on February 26, 2002, and was merged with Allied Resources,
Inc., a West Virginia corporation, on April 5, 2002. The purpose of the merger was to change the Company's state of incorporation. In addition, the par value of the common stock was changed from "no par" to a par value of $.001 per share.
This change is shown as a reclassification in the statement of stockholders' equity. The Company had no assets or liabilities prior to the merger. The
Company is primarily engaged in the business of acquiring, developing, producing and selling oil and gas properties to companies located in the continental
United States.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Oil and Gas Producing Activities

The Company utilizes the successful efforts method of accounting for its oil and gas producing activities. Under this method, all costs associated with productive exploratory wells and productive or nonproductive development wells are capitalized while the costs of nonproductive exploratory wells are expensed.

If an exploratory well finds oil and gas reserves, but a determination that such reserves can be classified as proved is not made after one year following completion of drilling, the costs of drilling are charged to operations.
Indirect exploratory expenditures, including geophysical costs and annual lease rentals are expensed as incurred. Unproved oil and gas properties that are individually significant are periodically assessed for impairment of value and a loss is recognized at the time of impairment by providing an impairment allowance. Other unproved properties are amortized based on the Company's experience of successful drillings and average holding period. Capitalized costs of producing oil and gas properties after considering estimated dismantlement and abandonment costs and estimated salvage values, are depreciated and depleted by the units-of-production method. Support equipment and other property and equipment are depreciated over their estimated useful lives.



                                       F-7




                             ALLIED RESOURCES, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001

Note 1 - Organization and Summary of Significant Accounting Policies (continued)
--------------------------------------------------------------------

Oil and Gas Producing Activities (continued)
--------------------------------

On the sale or retirement of a complete unit of a proved property, the cost and related accumulated depreciation, depletion and amortization are eliminated from the property accounts, and the resultant gain or loss is recognized. On the retirement or sale of a partial unit of proved property, the cost is charged to accumulated depreciation, depletion and amortization with a resulting gain or loss recognized in income.

On the sale of an entire interest in an unproved property for cash or cash equivalent, gain or loss on the sale is recognized, taking into consideration the amount of any recorded impairment if the property has been assessed individually. If a partial interest in an unproved property is sold, the amount received is treated as a reduction of the cost of the interest retained.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation.
Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs are expensed when incurred and betterments are capitalized. When assets are sold, retired or otherwise disposed of the applicable costs and accumulated depreciation, depletion and amortization are removed from the accounts, and the resulting gain or loss is reflected in operations.

Income Taxes

Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or noncurrent, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or noncurrent depending on the periods in which the temporary differences are expected to reverse. Temporary differences result primarily from net operating loss carryforwards, intangible drilling costs and depletion.



                                       F-8




                             ALLIED RESOURCES, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001

Note 1 - Organization and Summary of Significant Accounting Policies (continued)
--------------------------------------------------------------------

Earnings Per Share

The computation of basic earnings per common share is based on the weighted average number of shares outstanding during each year.

The computation of diluted earnings per common share is based on the weighted average number of shares outstanding during the year plus the common stock equivalents which would arise from the exercise of stock options and warrants outstanding using the treasury stock method and the average market price per share during the year. Common stock equivalents are not included in the diluted earnings per share calculation when their effect is antidilutive.

Revenue Recognition

Revenue is recognized from oil sales at such time as the oil is delivered to the buyer. Revenue is recognized from gas sales when the gas passes through the pipeline at the well head. Revenue from overriding royalty interests is recognized when earned.

The Company does not have any gas balancing arrangements.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions primarily related to oil and gas property reserves and prices, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Oil and Gas Properties

Oil and gas properties consists of the following at December 31:

                                                                                        2002     2001

         Oil and gas properties (successful efforts method)                     $    7,678,346         7,538,794
         Asset retirement obligation                                                    96,914           165,645
                                                                                   -----------           -------


                                                                                     7,775,260         7,704,439
         Less accumulated depreciation, depletion and
           amortization                                                             (6,998,248)       (6,893,109)
                                                                                    ----------        ----------

                                                                                $      777,012           811,330
                                                                                    ==========      ============


                                       F-9





                             ALLIED RESOURCES, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001

Note 3 - Deposits

The Company has an operating agreement with the operator of the Company's oil and gas wells. Terms of the agreement allow the operator to withhold a portion of the Company's share of revenue for possible future costs associated with the wells. The terms of the agreement require that these funds be held in escrow. As of December 31, 2002 and 2001 amounts on deposit was approximately $116,000 and $57,000, respectively.

Note 4 - Asset Retirement Obligation

The Department of Environment of the State of West Virginia requires that when oil and gas wells are abandoned, the owners must comply with regulations implemented by the State to protect the environment. Accordingly, a liability has been established equal to the present value of the Company's estimated prorata share of the obligation. The Company has no assets that are legally restricted for the purpose of settling this obligation.

Following is a reconciliation of the aggregate retirement liability associated with the Company's obligation to plug and abandon its oil and gas properties as of December 31:

                                                                                        2002              2001
                                                                                        ----              ----
         Balance at beginning of year                                           $       182,563        172,733
         Additional obligations incurred                                                 -               1,137
         Revisions of estimate                                                         (68,731)              -
         Accretion expense                                                                9,128          8,693
                                                                                    -----------   ------------


          Balance at end of year                                                $       122,960        182,563
                                                                                     ==========   ============



                                      F-10




                             ALLIED RESOURCES, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001

Note 5 - Income Taxes

The provision for income taxes differs from the amount computed at federal statutory rates for the years ended December 31 as follows:

                                                                                        2002              2001
                                                                                        ----              ----


         Income tax benefit at statutory rate                                   $      (29,000)          (25,000)
         Change in valuation allowance                                                  29,000            25,000
                                                                                       -------            ------



                                                                                $       -                  -
                                                                                  ============        ==========



         Deferred tax assets (liabilities) are comprised of the following at December 31:

                                                                                        2002               2001
                                                                                        ----               ----


         Net operating loss carryforwards                                       $     1,442,000        1,429,000
         Depletion and amortization                                                     244,000          242,000
         Asset retirement obligation                                                     20,000            6,000
                                                                                  -------------     ------------


                                                                                      1,706,000        1,677,000


         Valuation allowance                                                        (1,706,000)      (1,677,000)
                                                                                    ----------        ----------

                                                                                $            -                 -
                                                                                 ================================

A valuation allowance has been recorded for the full amount of the deferred tax asset because it is more likely than not that the deferred tax asset will not be realized.

As of December 31, 2002, the Company had net operating loss (NOL) carryforwards of approximately $4,240,000. If substantial changes in the Company's ownership should occur there would be an annual limitation of the amount of NOL carryforward which could be utilized. Also, the ultimate realization of these carryforwards is due, in part, on the tax law in effect at the time and future events which cannot be determined.



                                      F-11




                             ALLIED RESOURCES, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001

Note 5 - Income Taxes (continued)
---------------------

The Company's NOL amounts and related years of expiration are as follows:

              Year Generated                       Amount                  Year of Expiration


                   1988                    $         88,000                       2003
                   1989                              91,000                       2004
                   1990                              83,000                       2005
                   1991                             232,000                       2006
                   1992                             288,000                       2007
                   1993                              70,000                       2008
                   1994                             272,000                       2009
                   1995                             696,000                       2010
                   1996                               9,000                       2011
                   1998                             110,000                       2018
                   1999                           1,979,000                       2019
                   2000                             111,000                       2020
                   2001                              66,000                       2021
                   2002                             145,000                       2022
                                                    -------

                                   $ 4,240,000

Note 6 - Related Party Transactions

During the years ended December 31, 2002 and 2001, the Company incurred fees and production expenses totaling approximately $221,000 and $237,000, respectively, to the operator of its oil and gas wells.



                                      F-12




                             ALLIED RESOURCES, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001

Note 7 - Supplemental Disclosures of Cash Flow Information

During the years ended December 31, 2002 and 2001, the Company adjusted an asset retirement obligation and (decreased) increased property and equipment in the amount of $(68,731) and $1,137, respectively.

No amounts were paid for interest and income taxes during the years ended
December 31, 2002 and 2001.

Note 8 - Stock Warrants

The Company has warrants outstanding to purchase shares of the Company's common stock. A schedule of the warrants at December 31, 2002 and 2001 is as follows:

                                                                                                        Exercise
                                                                                                       Price Per
                                                                     Number of Warrants                  Share
         Outstanding at January 1, 2001                                           -                       $   -
         Granted                                                              2,000,000                     .10
         Exercised                                                            (475,000)                     .10
                                                                               ---------


         Outstanding at December 31, 2001 and 2002                           1,525,000                   $  .10
                                                                             =========                      ===



                                      F-13




                             ALLIED RESOURCES, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001

Note 8 - Stock Warrants (continued)
-----------------------

Stock Based Compensation

Statement of Financial Accounting Standards No.123, "Accounting for Stock-Based
Compensation" (SFAS 123) gives entities the choice between adopting a fair value method or continuing to use the intrinsic value method under Accounting
Principles Board (APB) Opinion No. 25 with footnote disclosures of the pro forma effect if the fair value method had been adopted. The Company has opted for the latter approach. Had compensation expense for the Company's stock warrants been determined based on the fair value consistent with the provisions of SFAS No.
123, the Company's results of operations for the years ended December 31, 2002 and 2001 would not have changed from the amounts reported on the statements of operations.

The following table summarizes information about stock warrants outstanding at December 31, 2002.


                              Outstanding                                               Exercisable

-------------------------------------------------------------------------    ---------------------------------
                                        Weighted
                                         Average
                                        Remaining          Weighted                              Weighted
                                       Contractual         Average                                Average
     Exercise           Number            Life             Exercise             Number           Exercise
      Price          Outstanding         (Years)            Price            Exercisable           Price
      -----          -----------         -------            -----            -----------           -----
                                                                             ----------------
      $ .10            1,525,000            .5            $   .10             1,525,000           $   .10
        ====           =========          ===                ======          =========               ======




Note 9 - Commitments and Contingencies

Advisory Agreements

On March 1, 2002, the Company entered into an advisory agreement with Michael
Redford (an unrelated party). The agreement is for a term of one year and requires the Company to make monthly payments of $3,000 in exchange for general business advisory services. At December 31, 2002, the Company had paid Mr.
Redford $27,000 and owed him the December 2002 payment of $3,000 which is included in accounts payable.

Also on March 1, 2002, the Company entered into an advisory agreement with Hudson Consulting Group (an unrelated party) for services related to the Company's filings with the Securities and Exchange Commission. The agreement is for one year and required the Company to pay $35,000. At December 31, 2002, the Company had paid the entire $35,000 and had recorded a prepaid expense of approximately $6,000 related to this agreement.



                                      F-14




                             ALLIED RESOURCES, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001

Note 9 - Commitments and Contingencies (continued)
--------------------------------------

Litigation

The Company may become or is subject to investigations, claims or lawsuits ensuing out of the conduct of its business, including those related to environmental safety and health, commercial transactions, etc. The Company is currently not aware of any such item which it believes could have a material adverse affect on its financial position.

Note 10- Fair Value of Financial Instruments

The Company's financial instruments consist of cash, receivables and payables.
The carrying amount of cash, receivables and payables approximates fair value because of the short-term nature of these items.

Note 11 - Recent Accounting Pronouncements

In June 2002, the Financial Accounting Standards Board issued Statement of
Financial Accounting Standards No. 146, Accounting for Costs Associated with
Exit or Disposal Activities (SFAS 146). This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity
(including Certain Costs Incurred in a Restructuring)." The provisions of this
Statement are effective for exit or disposal activities that are initiated after December 31, 2002. Management does not expect the adoption of SFAS 146 to have a significant impact on the financial position or results of operations of the Company.


In April 2002, the Financial Accounting Standards Board issued Statement of
Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections (SFAS
145). This Statement changes the method for reporting gains on the extinguishment of debt and eliminates an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. Management does not expect the adoption of SFAS 145 to have a significant impact on the financial position or results of operations of the Company.



                                      F-15




                             ALLIED RESOURCES, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001

Note 11 - Recent Accounting Pronouncements (continued)
------------------------------------------

In August 2001, the Financial Accounting Standards Board issued Statement of
Financial Accounting Standards No. 144, Accounting for the Impairment or
Disposal of Long-Lived Assets (SFAS 144). The new guidance resolves significant implementation issues related to FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.
SFAS 144 is effective for fiscal years beginning after December 15, 2001. The adoption of this statement is not expected to have a material effect on the Company's financial position or results of operations.

In June 2001, the Financial Accounting Standards Board issued Statement of
Financial Accounting Standards No. 143, Accounting for Asset Retirement
Obligations (SFAS 143). This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company has adopted the provisions of SFAS 143 (see
Note 4).



                                      F-16




                             ALLIED RESOURCES, INC.
                      SCHEDULE OF SUPPLEMENTARY INFORMATION
                            ON OIL AND GAS OPERATIONS
                           December 31, 2002 and 2001

         Capitalized Costs Relating to Oil and Gas Producing Activities

                                                                                        December 31,
                                                                                        -----------
                                                                                2002             2001

Proved oil and gas properties and related equipment                    $      7,678,346          7,538,794
Unproved oil and gas properties                                               -                     -
Asset retirement obligation                                                      96,914           165,645
                                                                            -----------           --------

         Subtotal                                                             7,775,260          7,704,439

Accumulated depreciation, depletion and amortization
 and valuation allowances                                                   (6,998,248)        (6,893,109)
                                                                            ----------         ----------

                                                                       $        777,012            811,330
                                                                           ============       ============

Costs Incurred in Oil and Gas Acquisition, Exploration and Development Activities

                                                                                      December 31,
                                                                                      -----------
                                                                             2002                  2001
                                                                         -------------           ---------

Acquisition of properties:
        Proved                                                           $     -                    -
        Unproved                                                         $     -                    -
Exploration costs                                                        $     125,000              -
Development costs                                                        $      14,552              -



                                                           F-17




                                                  ALLIED RESOURCES, INC.
                                          SCHEDULE OF SUPPLEMENTARY INFORMATION
                                                ON OIL AND GAS OPERATIONS
                                                December 31, 2002 and 2001

Results of Operations for Producing Activities

                                                                                       Years Ended
                                                                                      December 31,
                                                                                2002               2001
                                                                             ---------           ---------

Oil and gas - sales                                                    $       433,338             492,124
Production costs net of reimbursements                                        (230,031)           (275,344)
Exploration costs                                                              -                   -
Depreciation, depletion and amortization
   and valuation provisions                                                   (105,139)           (146,417)
                                                                              --------             -------

Net income before income taxes                                                  98,168              70,363

Income tax provision                                                           (33,000)            (23,000)
                                                                             ---------             -------


Results of operations from producing activities
 (excluding corporate overhead and interest costs)                     $        65,168              47,363
                                                                              ========            ========



                                      F-18




                             ALLIED RESOURCES, INC.
                      SCHEDULE OF SUPPLEMENTARY INFORMATION
                            ON OIL AND GAS OPERATIONS
                           December 31, 2002 and 2001

Reserve Quantity Information (Unaudited)

The estimated quantities of proved oil and gas reserves disclosed in the table below are based upon on appraisal of the proved developed properties by Sure
Engineering, LLC. Such estimates are inherently imprecise and may be subject to substantial revisions.

All quantities shown in the table are proved developed reserves and are located within the United States.
                                                                                Years Ended December 31,
                                                                                ------------------------
                                                                         2002                             2001
                                                                      ----------                        ---------
                                                                 Oil               Gas                   Oil              Gas
                                                                (bbls)            (mcf)               (bbls)           (mcf)
                                                                -----------------------               ----------------------
Proved developed and undeveloped reserves:
  Beginning of year                                                 6,166      1,401,131          12,341       2,187,320
  Revision in previous estimates                                   (2,843)       422,156          (4,959)      (712,715)
  Discoveries and extension                                        -              -               -              161,649
  Purchase in place                                                -              -               -              -
  Production                                                       (2,001)      (215,659)         (1,216)      (235,123)
  Sales in place                                                   -              -               -               -
                                                             ---------------------------      ----------  --------------

  End of year                                                     1,322        1,607,628           6,166      1,401,131
                                                               =========       =========          ======      =========


All of the Company's reserves are proved developed reserves.



                                      F-19




                             ALLIED RESOURCES, INC.
                      SCHEDULE OF SUPPLEMENTARY INFORMATION
                            ON OIL AND GAS OPERATIONS
                           December 31, 2002 and 2001

 Standardized Measure of Discounted Future Net Cash Flows and Changes Therein Relating to Proved Oil and
 -------------------------------------------------------------------------------------------------------
                            Gas reserves (Unaudited)
                            ------------------------

                                                                                       Years Ended
                                                                                      December 31,
                                                                                    2002           2001
                                                                                    ----           ----


Future cash inflows                                                       $     6,318,000         3,377,000
Future production and development costs                                        (3,669,000)      (2,095,000)
Future income tax expenses                                                       (901,000)        (436,000)
                                                                               ----------         ---------


                                                                                1,748,000          846,000

10% annual discount for estimated timing of cash flows                           (867,000)        (397,000)
                                                                                ---------         ---------

Standardized measure of discounted future net cash flows        $                 881,000           449,000
                                                                                =========          ========


The preceding table sets forth the estimated future net cash flows and related present value, discounted at a 10% annual rate, from the Company's proved reserves of oil, condense and gas. The estimated future net revenue is computed by applying the year end prices of oil and gas (including price changes that are fixed and determinable) and current costs of development production to estimated future production assuming continuation of existing economic conditions. The values expressed are estimates only, without actual long-term production to base the production flows, and may not reflect realizable values or fair market values of the oil and gas ultimately extracted and recovered. The ultimate year of realization is also subject to accessibility of petroleum reserves and the ability of the Company to market the products.




                                      F-20




                             ALLIED RESOURCES, INC.
                      SCHEDULE OF SUPPLEMENTARY INFORMATION
                            ON OIL AND GAS OPERATIONS
                           December 31, 2002 and 2001




                     Changes in the Standardized Measure of
                    Discounted Future Cash Flows (Unaudited)

                                                                                       Years Ended
                                                                                       December 31,
                                                                                   2002          2001
                                                                                  ------        -------


Balance, beginning of year                                                 $      449,000        1,066,000
Sales of oil and gas produced net of production costs                            (371,000)        (214,000)
Net changes in prices and production costs                                       (609,000)      (1,058,000)
Extensions and discoveries, less related costs                                      -             197,000
Purchase and sales of minerals in place                                             -                -
Revisions of estimated development costs                                            -                -
Revisions of previous quantity estimate                                         1,601,000            -
Accretion of discount                                                              45,000          107,000
Net changes in income taxes                                                      (234,000)        (351,000)
                                                                                ---------         --------


Balance, end of year                                                        $     881,000          449,000
                                                                                ==========         =======





                                      F-21





ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
FINANCIAL DISCLOSURE

Since Allied's inception, there have been no changes in accountants nor have there been any disagreements with Allied's current accountants regarding any matter of account principles or practices, financial statement disclosure, or auditing scope or procedure.

ITEM 15.   FINANCIAL STATEMENTS AND EXHIBITS

INDEX TO FINANCIAL STATEMENTS

No.      Page              Description

1. F-1 - 21 Allied audited balance sheets and related statements of operations, stockholder's equity, and cash flows for the years ended December 31, 2002 and December 31, 2001 with notes.


INDEX TO EXHIBITS


No.                       Page                                        Description

3(i)                 29        Articles of Incorporation of the Allied, a Nevada corporation dated February 12,
                               2002.

3(ii)               31        Bylaws of Allied adopted on February 12, 2002

10(i)                41        Oil and Gas Well Operating Agreement between Allied and Allstate   Energy
                               Corporation dated May 1, 1996.

10(ii)               47        Amendments to Operating Agreements between Allied and Allstate Energy
                               Corporation dated May 10, 1996.

10(iii)              49        Drilling Agreement between Allied and Allstate Energy Corporation dated March
                                  4, 2002.

10(iv)               54        Escrow Agreement between
                               Ruairidh Campbell, Dr. Stewart Jackson, Yvonne Cole
                               and Allied dated Jun
                               18, 1999.

10(v)                63        Form Gas Purchase Agreement

10(vi)               77        Gas Contract between Allstate
                                Energy and Dominion dated January 1,
2002.



                                                            27





                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, this 18th day of April 2003.

                                                    Allied Resources, Inc.

                                                     /s/ Ruairidh Campbell
                                                    Name: Ruairidh Campbell
                                                    Title: President, Chief Financial Officer and Comptroller

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


/s/ Ruairidh Campbell                       Director                            April 18, 2003
--- -------- --------
Ruairidh Campbell

                                        2
/s/Dr. Stewart Jackson                      Director                            April 18, 2003
----------------------
Dr. Stewart Jackson


/s/ Dr. Hartmut Henning                             Director                    April 18, 2003
-----------------------
Dr. Hartmut Henning

28
                                                            28





                                  EXHIBIT 3(i)
                            ARTICLES OF INCORPORATION
                                       OF
                             ALLIED RESOURCES, INC.

FIRST.  The name of the corporation shall be Allied Resources, Inc.

SECOND.  The resident agent and registered office located within the State of Nevada is:

                  Peter Stumpf
                  920 Sierra Vista Drive, Apt. C10
                  Las Vegas
                  Nevada 89109

THIRD. The purpose for which this corporation is formed is for transacting any lawful business, or promoting or conducting any legitimate object or purpose, under and subject to the laws of the State of Nevada.

FOURTH.  The stock of the corporation consists of common stock in the amount of fifty million (50,000,000)
shares having par value of $0.001 each. There shall be no cumulative voting by shareholders.

FIFTH. The corporation, by action of its directors, and without action by its shareholders, may purchase its own shares in accordance with the provisions of the Nevada Corporations Code. Such purchases may be made either in the open marker or at a public or private sale, in such manner and amounts, from such holder or holders of outstanding shares of the corporation and at such prices as the directors shall from time to time determine.

SIXTH, No holder of shares of the corporation of any class, as such, shall have any preemptive right to purchase or subscribe for shares of the corporation, of any class, whether now or hereafter authorized.

SEVENTH. The board of directors shall consist of no fewer than one member and no more than seven members. The initial board of directors shall consist of the following members (with their addresses indicated) as follows:

                  Ruairidh Campbell
                  600 Westwood Terrace
                  Austin, Texas 78746

                  Dr. Stewart Jackson
                  1183 Ross Road
                  Bard, California 92222

                  Hartmut Henning
                  2837 West 3rd Avenue
                  Vancouver, British Columbia, Canada V6K 1M8

                  Paul Goodnight
                  P.O. Box 29
                  Smithville, West Virginia 26178


29
                                                            29





EIGHTH.  No officer or director shall be personally liable to the corporation or its shareholders for money damages except as provided pursuant to the Nevada Corporations Code.

NINTH.  The name and address of the incorporator of the corporation is as follows:

                  Ruairidh Campbell
                  600 Westwood Terrace
                  Austin, Texas 78746

IN WITNESS WHEREOF these Articles of Incorporation are hereby executed this 12th day of February, 2002.

Allied Resources, Inc.


/s/ Ruairidh Campbell
Ruairidh Campbell, Incorporator


30
                                                            30





                                 EXHIBIT 3(ii)
                                     BYLAWS
                                       OF
                             ALLIED RESOURCES, INC.


ARTICLE 1

Offices


Section 1.01 -- Principal And Registered Office.

The principal and registered office for the transaction of the business of the Corporation is hereby fixed and located at: 920 Sierra Vista Drive, Las Vegas,
Nevada 89109. The Corporation may have such other offices, either within or outside the State of Nevada as the Corporation's board of directors (the
"Board") may designate or as the business of the Corporation may require from time to time.

Section 1.02 -- Other Offices.

Branch or subordinate offices may at any time be established by the Board at any place or places wherein the Corporation is qualified to do business.

ARTICLE 2

Meetings of Shareholders

Section 2.01 -- Meeting Place.

All annual meetings of shareholders and all other meetings of shareholders shall be held either at the principal office or at any other place within or outside the State of Nevada which may be designated either by the Board, pursuant to authority hereinafter granted, or by the written consent of all shareholders entitled to vote thereat, given either before or after the meeting and filed with the secretary of the Corporation.

Section 2.02 -- Annual Meetings.

A. The annual meetings of shareholders shall be held on the anniversary date of the date of incorporation at the hour of 2:00 o'clock p.m., commencing with the year 2003, provided, however, that should the day of the annual meeting fall upon a legal holiday, then any such annual meeting of shareholders shall be held at the same time and place on the next business day thereafter which is not a legal holiday.

B. Written notice of each annual meeting signed by the president or vice president, or the secretary, or an assistant secretary, or by such other person or persons as the Board may designate, shall be given to each shareholder entitled to vote thereat, either personally or by mail or other means of written communication, charges prepaid, addressed to such shareholder at his address appearing on the books of the Corporation or given by him to the Corporation for the purpose of notice. If a shareholder gives no address, notice shall be deemed to have been given to him if sent by mail or other means of written communication addressed to the place where the principal office of the Corporation is situated, or if published at least once in some newspaper of general circulation in the county in which said office is located. All such notices shall be sent to each shareholder entitled thereto, or published, not less than ten (10) nor more than sixty (60) days before each

31
                                       31





annual meeting, and shall specify the place, the day and the hour of such meeting, and shall also state the purpose or purposes for which the meeting is called. C. Failure to hold the annual meeting shall not constitute dissolution or forfeiture of the Corporation, and a special meeting of the shareholders may take the place thereof.

Section 2.03 -- Special Meetings.

Special meetings of the shareholders, for any purpose or purposes whatsoever, may be called at any time by the president or by the Board, or by one or more shareholders holding not less that ten percent (10%) of the voting power of the Corporation. Except in special cases where other express provision is made by statute, notice of such special meetings shall be given in the same manner as for annual meetings of shareholders. Notices of any special meeting shall specify in addition to the place, day and hour of such meeting, the purpose or purposes for which the meeting is called.

Section 2.04 -- Adjourned Meetings And Notice Thereof.

A. Any shareholders' meeting, annual or special, whether or not a quorum is present, may be adjourned from time to time by the vote of a majority of the shares, the holders of which are either present in person or represented by proxy thereat, but in the absence of a quorum, no other business may be transacted at any such meeting.

B. When any shareholders' meeting, either annual or special, is adjourned for thirty (30) days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting, other than by announcement at the meeting at which such adjournment is taken.

Section 2.05 -- Entry Of Notice.

Whenever any shareholder entitled to vote has been absent from any meeting of shareholders, whether annual or special, an entry in the minutes to the effect that notice has been duly given shall be conclusive and incontrovertible evidence that due notice of such meeting was given to such shareholder, as required by law and these bylaws.

Section 2.06 -- Voting.

At all annual and special meetings of shareholders, each shareholder entitled to vote thereat shall have one vote for each share of stock so held and represented at such meetings, either in person or by written proxy, unless the Corporation's articles of incorporation ("Articles") provide otherwise, in which event, the voting rights, powers and privileges prescribed in the Articles shall prevail.
Voting for directors and, upon demand of any shareholder, upon any question at any meeting, shall be by ballot. If a quorum is present at a meeting of the shareholders, the vote of a majority of the shares represented at such meeting shall be sufficient to bind the corporation, unless otherwise provided by law or the Articles.

Section 2.07 -- Quorum.

The presence in person or by proxy of the holders of thirty three and one third percent (33 1/3%) of the shares entitled to vote at any meeting shall constitute a quorum for the transaction of business. The shareholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.


32
                                       32





Section 2.08 -- Consent Of Absentees.

The transactions of any meeting of shareholders, either annual or special, however called and notice given thereof, shall be as valid as though done at a meeting duly held after regular call and notice, if a quorum be present either in person or by proxy, and if, either before of after the meeting, each of the shareholders entitled to vote, not present in person or by proxy, sign a written
Waiver of Notice, or a consent to the holding of such meeting, or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of such meeting.

Section 2.09 -- Proxies.

Every person entitled to vote or execute consents shall have the right to do so either in person or by an agent or agents authorized by a written proxy executed by such person or his duly authorized agent and filed with the secretary of the Corporation; provided however, that no such proxy shall be valid after the expiration of eleven (11) months from the date of its execution, unless the shareholder executing it specifies therein the length of time for which such proxy is to continue in force, which in no case shall exceed seven (7) years from the date of its execution.

Section 2.10 -- Shareholder Action Without A Meeting.

Any action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting if a written consent thereto is signed by shareholders holding at least a majority of the voting power, except that if a different proportion of voting power is required for such an action at a meeting, then that proportion of written consents is required. In no instance where action is authorized by this written consent need a meeting of shareholders be called or notice given. The written consent must be filed with the proceedings of the shareholders.

                                    ARTICLE 3

                               Board of Directors

Section 3.01 -- Powers.

Subject to the limitations of the Articles, these bylaws, and the provisions of Nevada corporate law as to action to be authorized or approved by the shareholders, and subject to the duties of directors as prescribed by these bylaws, all corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be controlled by, the Board. Without prejudice to such general powers, but subject to the same limitations, it is hereby expressly declared that the directors shall have the following powers:

A. To select and remove all the other officers, agents and employees of the Corporation, prescribe such powers and duties for them as are not inconsistent with law, with the Articles, or these bylaws, fix their compensation, and require from them security for faithful service.

B. To conduct, manage and control the affairs and business of the Corporation, and to make such rules and regulations therefore not inconsistent with the law, the Articles, or these bylaws, as they may deem best.

C. To change the principal office for the transaction of the business if such change becomes necessary or useful; to fix and locate from time to time one or more subsidiary offices of the Corporation within or without the State of Nevada, as provided in Section 1.02 of Article 1 hereof; to designate any place within or without the State of Nevada for the holding of any shareholders' meeting or meetings; and to adopt, make and use a

33
                                       33





corporate seal, and to prescribe the forms of certificates of stock, and to alter the form of such seal and of such certificates from time to time, as in their judgment they may deem best, provided such seal and such certificates shall at all times comply with the provisions of law.

D. To authorize the issuance of shares of stock of the Corporation from time to time, upon such terms as may be lawful, in consideration of money paid, labor done or services actually rendered, debts or securities canceled, or tangible or intangible property actually received, or in the case of shares issued as a dividend, against amounts transferred from surplus to stated capital. To describe and determine the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, and qualifications and rights of any Preferred Stock to be issued by the Corporation.

E. To borrow money and incur indebtedness for the purposes of the Corporation, and to cause to be executed and delivered therefore, in the corporate name, promissory notes, bonds, debentures, deeds of trust, mortgages, pledges, hypothecation or other evidences of debt and securities therefore.

F. To appoint an executive committee and other committees and to delegate to the executive committee any of the powers and authority of the Board in management of the business and affairs of the Corporation, except the power to declare dividends and to adopt, amend or repeal bylaws. The executive committee shall be composed of one or more directors.

Section 3.02 -- Number And Qualification Of Directors.

The authorized number of directors of the Corporation shall not be less than one
(1) nor more than seven (7).

Section 3.03 -- Election And Term Of Office.

The directors shall be elected at each annual meeting of shareholders, but if any such annual meeting is not held, or the directors are not elected thereat, the directors may be elected at any special meeting of shareholders. All directors shall hold office until their respective successors are elected.

Section 3.04 -- Vacancies.

A. Vacancies in the Board may be filled by a majority of the remaining directors, though less than a quorum, or by a sole remaining director, and each director so elected or appointed shall hold office until his successor is elected at an annual or a special meeting of the shareholders.

B. A vacancy or vacancies in the Board shall be deemed to exist in case of the death, resignation or removal of any director, or if the authorized number of directors be increased, or if the shareholders fail at any annual or special meeting of shareholders at which any director or directors are elected to elect the full authorized number of directors to be voted for at that meeting.

C.  The shareholders may elect a director or directors at any time to fill any vacancy or vacancies not filled by the directors.

D.  No reduction of the authorized number of directors shall have the effect of removing any director unless also authorized by a vote of the shareholders.

                                    ARTICLE 4

Meetings of the Board of Directors

34
                                       34






Section 4.01 -- Place Of Meetings.

Regular meetings of the Board shall be held at any place within or without the State of Nevada which has been designated from time to time by resolution of the Board or by written consent of all members of the Board. In the absence of such designation, regular meetings shall be held at the principal office of the Corporation. Special meetings of the Board may be held either at a place so designated, or at the principal office. Failure to hold an annual meeting of the Board shall not constitute forfeiture or dissolution of the Corporation.

Section 4.02 -- Organization Meeting.

Immediately following each annual meeting of shareholders, the Board shall hold a regular meeting for the purpose of organization, election of officers, and the transaction of other business. Notice of such meeting is hereby dispensed with.

Section 4.03 -- Other Regular Meetings.

Other regular meetings of the Board shall be held, whether monthly or quarterly or by some other schedule, at a day and time as set by the president; provided however, that should the day of the meeting fall upon a legal holiday, then such meeting shall be held at the same time on the next business day thereafter which is not a legal holiday. Notice of all such regular meetings of the Board is hereby required.

Section 4.04 -- Special Meetings.

A. Special meetings of the Board may be called at any time for any purpose or purposes by the president, or, if he is absent or unable or refuses to act, by any vice president or by any two directors. B. Written notice of the time and place of special meetings shall be delivered personally to each director or sent to each director by mail (including overnight delivery services such as Federal
Express) or telegraph, charges prepaid, addressed to him at his address as it is shown upon the records of the Corporation, or if it is not shown upon such records or is not readily ascertainable, at the place in which the regular meetings of the directors are normally held. No such notice is valid unless delivered to the director to whom it was addressed at least twenty-four (24) hours prior to the time of the holding of the meeting. However, such mailing, telegraphing, or delivery as above provided herein shall constitute prima facie evidence that such director received proper and timely notice.

Section 4.05 -- Notice Of Adjournment.
                ------ -- -----------

Notice of the time and place of holding an adjourned meeting need not be given to absent directors, if the time and place be fixed at the meeting adjourned.

Section 4.06 -- Waiver Of Notice.

The transactions of any meeting of the Board, however called and noticed or wherever held, shall be as valid as though a meeting had been duly held after regular call and notice, if a quorum be present, and if, either before or after the meeting, each of the directors not present sign a written waiver of notice or a consent to holding such meeting or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 4.07 -- Quorum.


35
                                       35





If the Corporation has only one director, then the presence of that one director constitutes a quorum. If the Corporation has only two directors, then the presence of both such directors is necessary to constitute a quorum. If the Corporation has three or more directors, then a majority of those directors shall be necessary to constitute a quorum for the transaction of business, except to adjourn as hereinafter provided. A director may be present at a meeting either in person or by telephone. Every act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present, shall be regarded as the act of the Board, unless a greater number be required by law or by the Articles.

Section 4.08 -- Adjournment.

A quorum of the directors may adjourn any directors' meeting to meet again at a stated day and hour; provided however, that in the absence of a quorum, a majority of the directors present at any directors' meeting, either regular or special, may adjourn such meeting only until the time fixed for the next regular meeting of the Board.

Section 4.09 -- Fees And Compensation.

Directors shall not receive any stated salary for their services as directors, but by resolution of the Board, a fixed fee, with or without expenses of attendance, may be allowed for attendance at each meeting. Nothing stated herein shall be construed to preclude any director from serving the Corporation in any other capacity as an officer, agent, employee, or otherwise, and receiving compensation therefore.

Section 4.10 -- Action Without A Meeting.

Any action required or permitted to be taken at a meeting of the Board, or a committee thereof, may be taken without a meeting if, before or after the action, a written consent thereto is signed by all the members of the Board or of the committee. The written consent must be filed with the proceedings of the Board or committee.

                                    ARTICLE 5

Officers

Section 5.01 -- Executive Officers.

The executive officers of the Corporation shall be a president, a secretary, and a treasurer/chief financial officer. The corporation may also have, at the direction of the Board, a chairman of the Board, one or more vice presidents, one or more assistant secretaries, one or more assistant treasurers, and such other officers as may be appointed in accordance with the provisions of Section
5.03 of this Article. Officers other than the president and the chairman of the board need not be directors. Any one person may hold two or more offices, unless otherwise prohibited by the Articles or by law.




Section 5.02 -- Appointment.

The officers of the corporation, except such officers as may be appointed in accordance with the provisions of Sections 5.03 and 5.05 of this Article, shall be appointed by the Board, and each shall hold his office until he resigns or is removed or otherwise disqualified to serve, or his successor is appointed and qualified.

Section 5.03 -- Subordinate Officers.

36
                                       36






The Board may appoint such other officers as the business of the Corporation may require, each of whom shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the Board may from time to time determine.

Section 5.04 -- Removal And Resignation.

A.  Any officer may be removed, either with or without cause, by a majority of the directors at the time in office, at any regular or special meeting of the Board.

B. Any officer may resign at any time by giving written notice to the Board or to the president or secretary. Any such resignation shall take effect on the date such notice is received or at any later time specified therein; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 5.05 -- Vacancies.

A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed in these bylaws for regular appointments to such office.

Section 5.06 -- Chairman Of The Board.

The Chairman of the Board, if there be such an officer, shall, if present, preside at all meetings of the Board, and exercise and perform such other powers and duties as may be from time to time assigned to him by the Board or prescribed by these bylaws.

Section 5.07 -- President.

Subject to such supervisory powers, if any, as may be given by the Board to the Chairman of the Board (if there be such an officer), the president shall be the chief executive officer of the Corporation and shall, subject to the control of the Board, have general supervision, direction and control of the business and officers of the Corporation. He shall preside at all meetings of the shareholders and, in the absence of the Chairman of the Board, or if there be none, at all meetings of the Board. He shall be an ex-officio member of all the standing committees, including the executive committee, if any, and shall have the general powers and duties of management usually vested in the office of president of a corporation, and shall have such other powers and duties as may be prescribed by the Board or these bylaws.

Section 5.08 -- Vice President.

In the absence or disability of the president, the vice presidents, in order of their rank as fixed by the Board, or if not ranked, the vice president designated by the Board, shall perform all the duties of the president and when so acting shall have all the powers of, and be subject to all the restrictions upon, the president. The vice presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Board or these bylaws.

Section 5.09 -- Secretary.

A. The secretary shall keep, or cause to be kept, at the principal office or such other place as the Board may direct, a book of (i) minutes of all meetings of directors and shareholders, with the time and place of holding, whether regular or special, and if special, how authorized, the notice thereof given, the names of those present

37
                                       37





and absent at directors' meetings, the number of shares present or represented at shareholders' meetings, and the proceedings thereof; and (ii) any waivers, consents, or approvals authorized to be given by law or these bylaws.

B. The secretary shall keep, or cause to be kept, at the principal office, a share register, or a duplicate share register, showing (i) the name of each shareholder and his or her address; (ii) the number and class or classes of shares held by each, and the number and date of certificates issued for the same; and (iii) the number and date of cancellation of every certificate surrendered for cancellation.

C. The secretary shall give, or cause to be given, notice of all the meetings of the shareholders and of the Board required by these bylaws or by law to be given, and he shall keep the seal of the Corporation, if any, in safe custody, and shall have such other powers and perform such other duties as may be prescribed by the Board or these bylaws.

Section 5.10 -- Treasurer/Chief Financial Officer.

A. The treasurer/chief financial officer shall keep and maintain, or cause to be kept and maintained, adequate and correct accounts of the properties and business transactions of the Corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, surplus and shares. Any surplus, including earned surplus, paid-in surplus and surplus arising from a reduction of stated capital, shall be classified according to source and shown in a separate account. The books of account shall at all times be open to inspection by any director.

B. The treasurer/chief financial officer shall deposit all monies and other valuables in the name and to the credit of the Corporation with such depositories as may be designated by the Board. He shall disburse the funds of the Corporation as may be ordered by the Board, shall render to the president and directors, whenever they request it, an account of all of his transactions as treasurer and of the financial condition of the Corporation, and shall have such other powers and perform such other duties as may be prescribed by the Board or these bylaws.

                                    ARTICLE 6

Miscellaneous

Section 6.01 -- Record Date And Closing Stock Books.

The Board may fix a time in the future, for the payment of any dividend or distribution, or for the allotment of rights, or when any change or conversion or exchange of shares shall go into effect, as a record date for the determination of the shareholders entitled to notice of and to vote at any such meeting, or entitled to receive any such dividend or distribution, or any such allotment of rights, or to exercise the rights in respect to any such change, conversion or exchange of shares, and in such case only shareholders of record on the date so fixed shall be entitled to notice of and to vote at such meetings, or to receive such dividend, distribution or allotment of rights, or to exercise such rights, as the case may be, notwithstanding any transfer of any shares on the books of the Corporation after any record date fixed as herein set forth. The Board may close the books of the Corporation against transfers of shares during the whole, or any part, of any such period.

Section 6.02 -- Inspection Of Corporate Records.

The share register or duplicate share register, the books of account, and records of proceedings of the shareholders and directors shall be open to inspection upon the written demand of any shareholder or the holder of a voting trust certificate, at any reasonable time, and for a purpose reasonably related to his interests as a

38
                                       38





shareholder or as the holder of a voting trust certificate, and shall be exhibited at any time when required by the demand of ten percent (10%) of the shares represented at any shareholders' meeting. Such inspection may be made in person or by an agent or attorney, and shall include the right to make extracts.
Demand of inspection other than at a shareholders' meeting shall be made in writing upon the president, secretary, or assistant secretary, and shall state the reason for which inspection is requested.

Section 6.03 -- Checks, Drafts, Etc.

All checks, drafts or other orders for payment of money, notes or other evidences of indebtedness, issued in the name of or payable to the Corporation, shall be signed or endorsed by such person or persons and in such manner as, from time to time, shall be determined by resolution of the Board.

Section 6.04 -- Annual Report.

The Board shall cause to be sent to the shareholders not later than one hundred twenty (120) days after the close of the fiscal or calendar year an annual report.

Section 6.05 -- Contracts: How Executed.

The Board, except as otherwise provided in these bylaws, may authorize any officer, officers, agent, or agents, to enter into any contract, deed or lease, or execute any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances; and unless so authorized by the Board, no officer, agent, or employee shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or render it liable for any purpose or for any amount.

Section 6.06 -- Certificates Of Stock.

A certificate or certificates for shares of the capital stock of the Corporation shall be issued to each shareholder when any such shares are fully paid up. All such certificates shall be signed by the president or a vice president and the secretary or an assistant secretary, or be authenticated by facsimiles of the signature of the president and secretary or by a facsimile of the signatures of the president and the written signature of the secretary or an assistant secretary. Every certificate authenticated by a facsimile of a signature must be countersigned by a transfer agent or transfer clerk.




Section 6.07 -- Representations Of Shares Of Other Corporations.

The president or any vice president and the secretary or assistant secretary of this Corporation are authorized to vote, represent, and exercise on behalf of this Corporation, all rights incident to any and all shares of any other corporation or corporations standing in the name of this Corporation. The authority herein granted to said officers to vote or represent on behalf of this Corporation or corporations may be exercised either by such officers in person or by any person authorized so to do by proxy or power of attorney duly executed by said officers.

Section 6.08 -- Inspection Of Bylaws.

The Corporation shall keep in its principal office for the transaction of business the original or a copy of these bylaws, as amended or otherwise altered to date, certified by the secretary, which shall be open to inspection by

39
                                       39





the shareholders at all reasonable times during office hours.

Section 6.09 -- Indemnification.

A. The Corporation shall indemnify its officers and directors for any liability including reasonable costs of defense arising out of any act or omission of any officer or director on behalf of the Corporation to the full extent allowed by the laws of the State of Nevada, if the officer or director acted in good faith and in a manner the officer or director reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful.

B. Any indemnification under this section (unless ordered by a court) shall be make by the corporation only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because the officer or director has met the applicable standard of conduct. Such determination shall be made by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or, regardless of whether or not such a quorum is obtainable and a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or by the stockholders.

                                    ARTICLE 7

Amendments


Section 7.01 -- Power Of Shareholders.

New bylaws may be adopted, or these bylaws may be amended or repealed, by the affirmative vote of the shareholders collectively having a majority of the voting power or by the written assent of such shareholders.

Section 7.02 -- Power Of Directors.

Subject to the rights of the shareholders as provided in Section 7.01 of this Article, bylaws other than a bylaw, or amendment thereof, changing the authorized number of directors, may also be adopted, amended, or repealed by the Board.



Certificate

The undersigned does hereby certify that the undersigned is the President of the Corporation as named at the outset in these bylaws, a corporation duly organized and existing under and by virtue of the laws of the State of Nevada; that the above and foregoing bylaws of said corporation were duly and regularly adopted as such by the board of directors of the Corporation at a meeting of said Board, which was duly held on the12th day of February, 2002, that the above and foregoing bylaws are now in full force and effect.

DATED this 12th day of February, 2002


/s/ Ruairidh Campbell
Ruairidh Campbell, President


40
                                       40





                                 EXHIBIT 10(i)
                           OPERATING AGREEMENT BETWEEN

                         ALLSTATE ENERGY CORPORATION AND

                         GENERAL ALLIED OIL AND GAS CO.

THIS AGREEMENT made and entered into effective as of the 1st day of May, 1996, by and between ALLSTATE ENERGY CORPORATION, hereinafter called Operator, and GENERAL ALLIED OIL AND GAS CO. hereinafter called Non-Operator.

1. EXHIBITS:

1.       Exhibit A is a schedule of certain leases and rights of way conveyed which are located in Gilmer and
Ritchie Counties, West Virginia.

2.       Exhibit B is a schedule of wells made subject to this agreement specifying the lease, the API number and the well name.

2. DEFINITIONS:

(a) REWORKING OPERATIONS shall mean and include any and all operations designed to secure, restore, or improve production through use of a hole previously drilled including (but not limited to) re-drilling, directional drilling, deepening to test deeper strata, plugging back to test high strata, and mechanical or chemical treat of any horizon.

(b) HYDROCARBONS AND PRODUCTION shall mean and include petroleum, oil distillate, condensate, gasoline, asphaltum, gas, propane, butane, iso-butane, pentanes and other fractions, and all other commercially valuable substances produced through oil, gas or distillate wells.

(c) GROSS RECEIPTS shall mean all income received fro production of the wells and also any other payments which are received from any source whatsoever, including condemnation payment; payment for damages; payment received from governmental sources, and all payments received for well operations from other fractional interest owners in the well.

3. GENERAL PURPOSE: Said wells shall be developed and operated for the exploration, development, and
   ------- -------
production of hydrocarbons therefrom, by Operator for the benefit of the parties hereto.

4. SHARING OF COSTS AND EXPENSES:
   ------- -- ----- --- ---------

(a) Operator to perform all routine maintenance and service work to each well;
perform all accounting including distributions to well interest owners and tax reporting; receive all gross receipts. For said services Operator is to be paid the monthly sum of $125.00 per well.

(b)      Operator shall be reimbursed for all expenses incurred in excess of the normal operating costs.

5. OWNERSHIP OF GROSS RECEIPTS: All receipts and other benefits resulting from operation hereunder
   --------- -- ----- ---------
shall be owned by the parties in proportion to their interest in the well.


41
                                       41





6. MACHINERY AND EQUIPMENT: Title to all machinery, equipment and other property placed upon or
   --------- --- ----------
affixed to said wells, pursuant to this agreement, shall be held by the party or parties in proportion to their interest in the well.

7. SHARE OF SALVAGE: Each party's share of the salvage or the salvage value of any machine, equipment or other property placed upon or affixed to said wells, pursuant to this agreement, shall be held by the party's in proportion to their interest in the well.

8. CHARGES; ACCOUNTING PROCEDURE: Operator shall pay all expenses, taxes and liabilities incurred
   -------- ---------- ----------
pursuant hereto, and shall charge each of the parties hereto with his or its respective proportionate share.

9. OPERATION OF PREMISES: The Operator shall have the exclusive charge and control of and shall carry on and conduct development and operations for production of hydrocarbon from said wells, which operation shall be conducted in accordance with the terms and provisions of all state and federal regulations and the provisions of the applicable leases. Any expenditure proposed by Operator in the operation of the premises requiring capital expenditures in excess of $5,000.00 will not be incurred until after Operator notifies all Non-
Operators of the details of said expenditure. Unless more than fifty percent
(50%) of the interest holders object within fifteen days after the notice is mailed, then the expenditure shall be made.

10. INDEPENDENT OPERATIONS:
    ----------- -----------

(a) In the event that the parties hereto do not agree with the Operator, as provided in Section 9 hereof, for the proposed drilling of additional well or wells expressly covered by this agreement, or in the event that the parties hereto cannot agree as provided in Section 10 hereof, upon the reworking of any well which is not producing oil or gas in quantities sufficient to pay the cost of operation thereof, then the well shall be plugged or the dissenting parties shall select a new Operator as provided in Paragraph 21 of this agreement.

11. ABANDONMENT OF WELLS: No well which is producing or has once produced shall be abandoned
    ----------- -- ------
without the consent of a majority of the parties hereto; provided, however, that if the parties are unable to agree as to the abandonment of any well, then the party or parties not desiring to abandon the well shall tender to each of the parties desiring to abandon the proportionate share to each dissenting party, the salvage value of the materials and equipment therein, together with all of his or its rights in the working interest from the surface of the ground down to and including the pool or one in which such well is then completed in the area prescribed therefore. Such prescribed area shall be (1) the area allocated to such well by any valid spacing order of the Sate of other Governmental authority in the State in which the well is located; (2) if there be no such spacing order or spacing pattern, then the 10 acre legal subdivision (or lot approximating the same) embracing such well if it is an oil well, or the 320 acre legal subdivision if such well is a gas well. If there is more than one Non-
abandoning party, such assignment shall un in favor of the Non-abandoning parties in proportion to their respective interests.

12. PAYMENT OF ROYALTIES: Royalties shall be paid by Operator from net production payments as often as specified in the lease or least once quarterly provided, however, that no payment need be made if rthe amount owing is less than $10.00 until the interest holder is due $10.00 or more and then only when the royalty payments are customarily made.

13. TAXATION: Operator shall file returns and pay all taxes on all real and personal property including minerals subject to this agreement, and shall pay all taxes and assessments on or measured by the production of hydrocarbons from said wells, and shall charge same to the well account. If the interest of any party or parties hereto shall change during any fiscal tax year, such change in interest shall be apportioned and prated as between the parties affected.



                                       42






Each of the parties hereto elects, under the authority of Section 761 (a) of the Internal Revenue Code of 1954, to be excluded from the application of all of the provisions of Subchapter K of Chapter 1 of Subtitle A of the Internal Revenue
Code of 1954. If the income tax laws of West Virginia contained in the Subchapter of the Internal Revenue Code of 1954 above referred to under which a similar election is permitted, each of the parties agrees that such election shall be exercised.

Each party authorizes and directs the Operator to execute such an election or elections on their behalf and to file the election with the proper government office or agency. If requested by the Operator so to do, each party agrees to execute and join in such election.

14. INSURANCE:

(a) Operator shall procure and maintain Worker's Compensation and other insurance as required by the laws of West Virginia and Liability Insurance in the amount of not less than $300,000.00 covering all operations for the common account. The premiums therefore shall be treated as a part of the cost of development and operations; provided, however, that if the Operator qualifies legally as a self insurer under the Worker's Compensation Act of West Virginia, then the Operator may itself carry the risk under such Act, and in that event
Operator shall hold the Non-Operator free and harmless from liability under said
Act, and may include as a part of the actual cost of development and operations, in lieu of the premiums therefore, but in no event exceed the insurance manual rates established by the Rating Bureau of West Virginia.

(b)      No other insurance shall be carried by the Operator for the benefit of the joint operation.

15. RECORDS: Operator shall keep an accurate and itemized record of production, expenditures and costs arising out of the operations on said wells. All of such records, including invoices, cancelled checks, contracts, purchase orders, and other data pertaining to the operation of the wells hereunder and shall be open to inspection by Non-Operator at anytime during business hours upon at least seven days notice.

16. LAWS, REGULATIONS, ETC.: Operator shall abide by and conform to all laws and regulations applicable to its operations, shall carry on all operations in a workmanlike manner and in accordance with good oil field practices, shall conduct operations hereunder in accord with the provisions of the applicable leases and other existing agreements, and shall keep said wells, and all personal property and equipment used thereon free and clear of all liens and encumbrances on account of any claim arising out of its operations hereunder.
Operator shall not be liable for the result of any error in judgment or for any loss or damage to any jointly owned property not caused by Operator's willful misconduct or gross negligence.

17. SURPLUS MATERIAL: Surplus material and equipment from said wells, which in the judgment of Operator is no longer necessary for the development and operation thereof, may be disposed of by Operator in the following order of priority: (a) division in kind among the parties hereto desiring such material and equipment, (b) by sale to party or parties to this agreement, or (c) by sale to third parties for the benefit fo all parties hereto.
18. OPERATOR'S LIEN: Operator shall have lien on the respective interest of each Non-Operator hereunder, including each Non-Operator's interest in the oil and gas produced hereunder, the proceeds thereof, and the material and equipment jointly owned hereunder, to secure Operator in the payment of any sum due to Operator provided shall not extend to any royalty rights attributable to any interest subjected hereto.

19. SURRENDER OF LEASES: No lease covered by this agreement shall be surrendered in whole or in part
    --------- -- -------
unless the parties mutually consent thereto.  Should any party at any time desire to surrender any lease or leases



                                       43





subject hereto and the other party or parties should not agree or consent to such surrender, the party desiring to so surrender shall assign all of his or its interest in such lease or leases and the wells, material and equipment located thereon to the party or parties not desiring to surrender and thereupon such assigning party shall be relieved from all obligations thereafter accruing
(but theretofore accrued) hereunder in relation to such lease or leases. From and after the making of such assignment the assigning party shall have no further interest in the lease or leases assigned or in the equipment thereon, but shall be entitled to be paid for his or its interest in any material thereon at its reasonable value. If such assignment shall run in favor of more than one party hereto, the interest covered thereby shall be shared by such parties in the proportions that the interest of each party assignee bears to the total interest of all parties and assignee.

20. SALE OF INTEREST:
    ---- -- ---------

(a) No sale or assignment of any party's interest subject to this agreement shall be effective unless within a period of not less than 10 days nor more than 90 days prior to such sale or assignment, such party has made a written offer to sell or assign such interest to the other parties hereto on the same or more favorable terms as are embodied in such sale or assignment, and the other parties hereto have failed to accept such offer within a period of 10 days from the receipt thereof.

(b) The limitations of subdivision (a) of this Section shall not apply where any party hereto desires to dispose of his or its interest by merger, reorganization, consolidation, dissolution, or sale of all his or its assets in West Virginia or a sale of his or its interest hereunder to a subsidiary or parent company, or a subsidiary of a parent company, or to any company in which any one party hereto owns a majority of the stock.

(c) No such sale or assignment shall be effective except as to a sale or assignment of all of the undivided interest held by such party under this agreement, including all of said party's interest in the wells then subject to this agreement.

(d) No such sale or assignment shall be effective unless the third party acquiring such interest shall agree in the instrument of transfer to be substituted hereunder to the extent of such interest in lieu of the party whose interest has been sold, and unless such transfer shall provide that said party shall become a party hereto and shall assume all of the obligations and liabilities hereunder of the party so selling as to the interest sold. No mortgage, deed of trust, or other hypothecation of any interest committed hereto shall be effective unless such hypothecation is expressly made subject and subordinate to the agreement.

(e) All income taxes, corporate franchise taxes associated with the escrow account or other taxes will be paid from the amount in the account. Operator is given the right to pool the escrow accounts for each well into a single fund but the proceeds belonging to each well will be accounted for on an individual basis.

21. SELECTION OF A NEW OPERATOR: In the event the Non-Operator desires to replace Operator, Non- Operator shall specify the acts of Operator which are claimed to be in violation of good oil field practices. If there is a disagreement between Operator and Non-Operator as to whether Operator has performed in accordance with good oil field practices, such disagreement shall be determined in accordance with the rules and regulations of the American
Arbitration Association. In the event Non-Operator shall be successful in obtaining a favorable decision to replace Operator, Non-Operator shall then be obligated, if the Operator so elects, to purchase at fair market value, Operator's interest in said well; provided, however, Operator shall have first option at Operator's sold discretion to purchase at fair market value, the interest held by the Non-Operator in said wells.




                                       44





22. NO PARTITIONING: Each of the parties hereto, for itself, its successors and assigns, does hereby waive its right to bring an action for partition of its interest in real or personal property held subject tot this agreement, and each does hereby covenant that during the existence of the agreement no party hereto shall at any time resort to any action at law or in equity to partition the real or personal property, or any thereof, subject to this agreement.

23. TYPE OF LIABILITY AND RELATIONSHIP: The liability of the parties hereto shall be several and not joint or collective, and each party shall be responsible only for its proportionate share of the costs and liabilities incurred hereunder. It is not the purpose or intention of the agreement to create any partnership or mining partnership and neither this agreement nor the operations hereunder shall be construed or considered as creating any such relationship.

24. FORCE MAJEURE: The obligations of any party hereunder in any capacity shall be suspended during the time and to the extent that such party is prevented from complying with its obligations hereunder in part or in whole by strikes, lock-outs, act of God, laws or regulations of governmental bodies or agencies, unavoidable accidents, delays in transportation, inability to obtain necessary materials in the open market, or any other cause except financial whether similar or dissimilar to these specifically enumerated, beyond the reasonable control of the party affected.

25. TERMS OF AGREEMENT: All notices that are required or authorized to be given hereunder, except as may be otherwise specifically provided herein, shall be given in writing by United States mail or commercial telegram, postage or charges prepaid, and addressed to the party to whom such notice given as set forth in EXHIBIT B. Any notice to be given under any provision hereof shall be deemed effective when received by the party to whom such notice is directed, and the time for such party to give any response thereto shall run from the date such notice is received.

27. MEETINGS: Meetings of the parties hereto shall be held when called by Operator; Operator shall call a meeting within five days after receipt of request to do so from any party hereto; copy of such request shall be given to each party hereto. If Operator then fails to call such a meeting, any party hereto may thereupon call such a meeting. Meetings shall be held upon not less than five days' notice to each party, designating the time and place of each meeting.

28. ESCROW ACCOUNT: Operator shall have the right if it elects to establish an escrow account for capital improvements and / or plugging for each well by deducting from the income of the well an amount not to exceed 25 of the net income until the account for a particular well equals $5,000.00. The account shall be placed on interest and all interest shall be accumulated in said account to provide for inflation. Said funds may be expended at Operator's discretion for capital improvements or for plugging of well when the time arises. If funds are used for capital improvement, then additional deductions shall be made to replenish the account back to $5,000.00 as aforesaid.
29.  TITLES: Any loss of title whether by title failure, by lease termination, or otherwise, shall be deemed to
     -------
be a joint loss by all parties hereto, and there shall be no re-adjustment of interests based upon thereon.

30. WARRANTY: Any assignment, re-assignment, release, quitclaim, or surrender of interest covered by the agreement or made pursuant hereto shall contain no warranty of any kind except as express warranty that the interest conveyed is free and clear of any encumbrance, lien, assignment or burden of any kind created, allowed, or caused by the party so assigning, re-assigning releasing, quitclaiming, or surrendering.

31.  SUCCESSORS AND ASSIGNS: This agreement and all of its terms, provisions, covenants and conditions
     ---------- --- -------



                                       45





shall inure to the benefit of and be binding upon the successors and assigns of the parties hereto, and shall be deemed to be covenants running with the wells subject hereto.

32.  TITLE HEADINGS: The title headings of the respective sections of this agreement are inserted for
     ----- ---------
convenience only and shall not be deemed to be a part of this agreement or considered in construing this agreement.

33.  COUNTERPARTS: This agreement may be executed in any number of counterparts with the same force
     -------------
and effect as if all parties had executed the same instrument.

WITNESS the following signatures and seals the day, month and year first hereinabove written.


ALLSTATE ENERGY CORPORATION


BY /s/ Paul Goodnight
Its President
Operator


GENERAL ALLIED OIL AND GAS CO.


BY /s/ Izzy Wolfe
Its President




                                       46





EXHIBIT 10(ii)
                                  AMENDMENTS TO

                          OPERATING AGREEMENTS BETWEEN

                        ALLSTATE ENERGY CORPORTATION AND

                         GENERAL ALLIED OIL AND GAS CO.


         THIS AGREEMENT made and entered into effective as of the 10th day of May, 1996, by and between ALLSTATE ENERGY CORPORATION, hereinafter called
Operator, and GENERAL ALLIED OIL AND GAS CO. hereinafter called Non-Operator.

         WITNESSETH that both Operator and Non-Operator hereby acknowledge and agree that certain Operating Agreements heretofore created exist between the parties. Parties recognize that said Operating Agreements heretofore created exist between the parties. Parties recognize that said Operating Agreements remain effective and in full force as to general terms and provisions. It is the intent of Parties hereto to amend said agreements so as to include the following wording and amendments.

         BE IT RESOLVED that all Operating Agreements heretofore created between the parties hereto be amended so as to reflect the mutual intent of said parties in regard to Operating Fee; Sale of Interest; Selection of New Operator; No
Partitioning; and Establishing of Escrow Account(s). Amendment wording and terminology replaces and supersedes any similar discussions reflecting on said subjects as contained in wordings of original operating agreements.

         WITNESSETH the following amendments:

         Operating Fee (Sharing of Cost and Expense): Non-Operator shall pay
Operator a monthly operating-well tending fee per well as so specified in various original Operating Agreements; provided that such fee shall not increase at a rate greater than eight percent per annum commencing with date of original production from said well; or, as in the case of new operations on existing wells, with original date operation was assumed. It is expressly agreed and understood that said operating-well tending fee does not include major repairs, reworking, or the application of secondary or tertiary recovery techniques or any extraordinary expenses which Operator is not permitted to expend without prior consent of Non-Operator.

         Sale of Interest:

         (a) No sale or assignment of any party's interest subject to this agreement shall be effective unless within a period of not less than 10 days or more than 90 days prior to such sale or assignment, such party has made a written offer to sell or assign such interest to the other parties hereto on the same or more favorable terms as are embodied in such sale or assignment, and the other parties hereto have failed to accept such offer within a period of 10 days from the receipt thereof.
         (b) No such sale or assignment shall be effective except as to a sale or assignment of all of the undivided interest held by such party under this agreement, including all of said party's interest in the wells then subject to this agreement.





                                       47





         (c) No such sale or assignment shall be effective unless the third party acquiring such interest shall agree in the instrument of transfer to be substituted hereunder to the extent of such interest in lieu of the party whose interest has been sold, and unless such transfer shall provide that said party shall become a party hereto and shall assume all of the obligations and liabilities hereunder of the party so selling as to the interest sold. No mortgage, deed of trust, or other hypothecation of any interest committed hereto shall be effective unless such hypothecation is expressly made subject and subordinate to this agreement.

         Selection of A New Operator: In the event the Non-Operator desires to replace Operator, Non- Operator shall specify the acts of Operator which are claimed to be in violation of good oil field practices. If there is a disagreement between Operator and Non-Operator as to whether Operator has performed in accordance with good oil field practice, such disagreement shall be determined in accordance with the rules and regulations of the American
Arbitration Association. In the event Non-Operator shall be successful in obtaining a favorable decision to replace Operator, Non-Operator shall then be obligated, if the Operator so elects, to purchase at fair market value, Operator's interests in said wells, provided, however, Operator shall have first option at Operator's sole discretion to purchase at fair market value, the interests held by the Non- Operator in said wells.

         No Partitioning: Each of the parties hereto, for itself, its successors and assigns, does hereby waive its right to bring an action for partition of its interest in real or personal property held subject to this agreement, and each does hereby covenant that during the existence of this agreement no party hereto shall at any time resort to any action at law or in equity to partition the real or personal property, or any thereof, subject to this agreement.

         Escrow Account:

         (a) Operator shall have the right if it so elects to establish an escrow account for capital improvements and/or plugging for each well by deducting from the income of the well an amount not to exceed 25% of the net income until the account for a particular well equals $5,000.00. The account shall be placed on interest and all interest shall be accumulated in said account to provide for inflation. Said funds may be expended at Operator's discretion for capital improvements or for plugging of well when the time arises. If funds are used for capital improvement, then additional deductions shall be made to replenish the account back to $5,000.00 as aforesaid.
         (b) All income taxes, corporate franchise taxes or other taxes associated with the escrow account will be paid from the amount in the account.
Operator is given the right to pool the escrow accounts for each well.


                                                              ALLSTATE ENERGY CORPORATION

                                                               /s/ Paul Goodnight
                                                              By: Paul Goodnight
                                                              Its: President
                                                                       Operator

                                                              GENERAL ALLIED OIL AND GAS CO.

                                                              /s/ Izzy Wolfe
                                                              By: Izzy Wolfe
                                                              Its: President




                                       48





EXHIBIT 10(iii)

                DRILLING AGREEMENT FOR ALO 2002 PROGRAM - GILL #3

THIS AGREEMENT made and entered into this 4th day of March, 2002, by and between ALLSTATE between ALLIED RESOURCES, INC., a West Virginia Corporation, hereinafter called Allied, and ALLSTATE ENERGY CORPORATION, a corporation, hereinafter called Allstate.

WHEREAS, Allied and Allstate are joint Assignees and holders of certain mineral interests on n the 99 acre Gill lease located on Rock Lick Run, Murphy District, Ritchie County, West Virginia, on which Allied desires to have an oil and/or gas well drilled; and WHEREAS Allied desires to contract with Allstate for the drilling and operation of said oil and/or gas well on the specific property and for completing, equipping, connecting and operating said well for the commercial production of oil and/or natural gas.

NOW THEREFORE, in consideration of the mutual covenants contained herein and for other good and valuable considerations, the parties hereto agree as follows:

1. Drilling and Completion.
   -------- --- -----------

(a) Allstate firmly binds and obligates itself to commence or cause to be commenced, initial operations for the drilling of said well on an individual basis on or before May 1, 2002, subject to the availability of contracted drilling equipment. Said well location to be selected by Allstate in a manner congruent with prudent oil field practice. Allstate shall then prosecute the drilling of such well in a diligent and workmanlike manner to a depth sufficient to test the Benson and Alexander Sands. The well shall be drilled, fractured and logged in a timely manner. Allstate further agrees to abide by and fully comply with all West Virginia and Federal laws and regulations, together with all rules and regulations of any governmental agency having jurisdiction in the area or field in which such operations are performed. In addition thereto, said well shall be tied into the gas distribution system in a timely fashion as authorization is secured from transmission companies.

(b) Allstate shall perform special fracturing procedures consisting of three or more stages, depending on formations encountered, insertion under pressure of a minimum of 1000000 SCF N2, 1000 HHP pumper, blender, 3 HV nitrogen pumpers,
100000# sand, 60 quality foam, water, acid and other chemicals as required to properly treat the well.

(c) Allstate shall furnish all gathering lines. Allstate guarantees that each well may be connected to a transmission line $0 that production from said well may be commercially marketable within a reasonable distance from said well.

2. Information.

In connection with the drilling of said well, Allied's representative shall have full and complete access to the well location, derrick floor, driller's logs, electrical logs, cores and any other such information gained by the drilling of such well under this Agreement and Allstate shall furnish Allied periodic drilling reports specifying depth, formations encountered and any signs of oil and/or natural gas.

3. Abandonment of Dry Hole.




                                       49





The decision to complete or plug and abandon any individual well shall be made by Allstate in the exercise of its good faith judgment in accordance with sound oil field practices and shall be subject to the approval of Allied. Allstate shall. promptly notify Allied of its decision to abandon and plug any well, specifying the reason or reasons therefore. The foregoing notwithstanding, if the well is not completed, Allstate shall plug and abandon the well in accordance with all requirements of law and shall properly restore the drill site and its surrounding area.

4. Drilling and Completion Costs.

For the turnkey price for the well, Allstate shall provide all services, equipment, labor and material necessary or desirable to drill, equip, connect and complete the well including the services set forth in Exhibit 1 attached hereto and made a part hereof. The price for said well shall be payable in cash in accordance with the schedule appearing as Exhibit 2 attached hereto and made a part hereof. It is agreed by the parties hereto that a total turnkey sum equal to the amount of $250,000.00 shall be the price for said well. Allied shall assume a fifty percent 50% working interest in said well, rendering the total sum due Allstate from Allied for said well to be $125,000.00. Allstate shall retain the remaining fifty percent 50% working interest in said well and shall be responsible for the remaining $125,000.00 cost of said well. Allied recognizes and acknowledges that total turnkey price is structured so as to include compensation for services performed by Allstate's men and equipment, for Allstate's supervision and expertise, and as a consideration for Allstate's assumed risk and liability.

5. Governing Law.

All matters relating to the validity of, construction of, interpretation of and performance under this Agreement shall be determined in accordance with the laws of the State of West Virginia. It is further understood and agreed between the parties that all sums due and payable hereunder are due and payable in Smithville, West Virginia. It is agreed and understood by parties hereto that all dollar amounts herein referred to are United States currency.

6. Amendments.

Any provision of this Agreement may be amended by a writing signed by the parties hereto. Either party may extend the time for or waive the performance of any of the obligations of the other party hereto, waive any inaccuracy herein or waive compliance by the other party hereto with any of the terms and conditions contained herein. Any such extension or waiver shall be in writing and signed by both parties hereto. The Section headings in this Agreement are for reference purposes only and shall not be deemed to affect the interpretation or construction of this Agreement.

7. Notices.

Any notice required or permitted to be given pursuant hereto shall be given in writing and either delivered in person or forwarded, postage prepaid, by United
States first class mail, addressed to the parties at their respective addresses, or to such other address as either party hereto may designate in the aforesaid manner to the other.


8. Operating Agreement.




                                       50





Upon completion of the well hereunder, Allstate and Allied agree that Allstate will operate the well subject to and in accordance with the terms and conditions of the Operating Agreement, with Amendments, as executed and delivered May
10,1996, in regards to properties known to both as the Ashland Acquisition. If any of the provisions of this Agreement and said Operating Agreement are inconsistent, the provisions of this Agreement shall in each instance prevail.

9. Taxes.

Allied and Allstate hereby expressly agree that no representation has been made by Allstate with respect to the Federal or State income tax aspects of the transaction contemplated by this Agreement.

10. Insurance.

Allstate shall carry and maintain in full force and effect the insurance required to comply with the West Virginia Workmen's Compensation, employer's liability and occupational disease laws and insurance of the types and in amounts as required by the State of West Virginia.

11 .Counterparts.

This Agreement may be executed in two or more counterparts, each of which may be deemed an original, but all of which together shall constitute one and the same instrument and this Agreement shall be fully enforceable without regard to the fact that any particular counterpart has not been executed by all parties hereto.

12 Successors.

The terms, covenants and conditions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

IN WITNESS WHEREOF, the parties have signed and executed this Agreement as of the day and year first above written.


ALLIED RESOURCES, INC.,
a West Virginia Corporation

By /s/ Ruairidh Campbell
Its President

ALLSTATE ENERGY CORPORATION,
a Corporation,

By /s/ Paul Goodnight
Its President




                                  51





                               EXHIBIT 1


Allstate shall furnish all services, equipment, materials and labor, and all costs and risks incident thereto, necessary with respect to Allied's interest in the Gill #3 provided for in the Agreement, including, but not limited to, the following:

1. Permit the well, survey and stake location, build necessary roads and prepare the locations for the well provided for.

2. Furnish suitable drilling rig, drill pipe, and drill collars and all equipment and tools necessary to drill said well to its total depth, and move all equipment and materials in and out.

3. Dig all pits necessary in drilling the well, and upon the abandonment thereof as a dry hole or completion as a producer, backfill said pits and restore surface to as near normal as possible.

4. Pay for all surface or crop damages, if any, to respective landowners.

5. Drill the well in a manner capable of providing for the running of production casing to total depth.

6. Furnish, set and cement sufficient surface casing in said well, using sufficient cement for good returns at the surface.

7. Furnish all drilling mud, chemicals, gel and diesel oil for mud additive as necessary to drill said well to total depth.

8. Furnish such logs, cores, tests and other methods and tools of evaluation which a prudent operator would make to adequately determine whether a completion attempt should be made.

9. Plug and abandon such well, if dry hole, including plugging permit, bond and back filling of pits and restoration of surface.

10. Furnish all equipment and services necessary to complete said well as a producer into a central point of delivery, including, but not limited to, acquiring and installing (or having installed) production and service equipment necessary or required to deliver the hydrocarbons connected in accordance with this Agreement.
(a)
(b)
(c)
(d)
(e)
(f)
(g)
(h)
(i)




                                       52





                                    EXHIBIT 2

Following execution of the foregoing agreement and fulfillment of terms thereof, Allstate shall charge to Allied, and Allied shall remit to Allstate, a sum equal to Allied's share of the contract turnkey price for said Gill #3 well. Interest shall be earned on accumulated charged sums at a heretofore agreed upon rate.

In the event of a dry hole, an amount equal to one-fifth (1/5) established total price of said well shall not be charged or paid by either party hereto for that particular well.

Allied and Allstate agree that the payment schedule for wells drilled hereunder shall be such that Allied forwards to Allstate an amount equal to one-half (1/2) contract price per well ($62,500.00) at the commencement of drilling of each particular well. Allied shall then remit the remaining one-half (1/2) amount due per well ($62.500.00) to Allstate at such a time as total depth of the said well is secured.




                                       53





EXHIBIT 10(iv)

ESCROW AGREEMENT

THIS AGREEMENT made as of the 18th day of June, 1999
BETWEEN:
Montreal Trust Company
of 4th Floor, 510 Burrard Street
Vancouver, British Columbia   V6E 3B9
(hereinafter called the "Escrow Agent"

OF THE FIRST PART

AND:
Allied Resources, Inc.
of 1060-1090 West Georgia Street
Vancouver, British Columbia   V6E 3V7
(hereinafter called the "Issuer"

OF THE SECOND PART

AND:
EACH SHAREHOLDER, as defined in the Agreement
(hereinafter called the "Parties"

OF THE THIRD PART

WHEREAS the Shareholder has acquired or is about to acquire shares of the Issuer;

AND WHEREAS the Escrow Agent has agreed to act as escrow agent in respect of the shares upon the acquisition of the shares by the Shareholder; AND WHEREAS the Escrow Agent has agreed to act as escrow agent in respect of these performance shares;

NOW THEREFORE in consideration of the covenants contained in this agreement and other good and valuable consideration (the receipt and sufficiency of which is acknowledged), the Parties agrees as follows:

1.       INTERPRETATION

In this agreement;

a)       "Acknowledgment" means the acknowledgment and agreement to be bound in the form attached as Schedule "A" to this agreement;

b)       "Act" means the Securities Act, S.B.C. 1985, c. 83;

c)       "Exchange" means the Vancouver Stock Exchange;




                                       54





d)       "Local Policy Statement 3-07" means the Local Policy Statement 3-07 in effect as of the date of reference of the agreement;

e)       "Shareholder" means a holder of shares of the Issuer who executes this agreement or an
Acknowledgment;

f) "Shares" means the shares of the Shareholder described in Schedule "B" to this agreement, as amended from time to time in accordance with section 9;

g)       "Superintendent" means the Superintendent of Brokers appointed under the Act; and

h) "Superintendent or the Exchange" means the Superintendent, if the shares of the Issuer are not listed on the Exchange, or the Exchange, if the shares of the Issuer are listed on the Exchange.

1.       PLACEMENT OF SHARES IN ESCROW

The Shareholder places the shares in escrow with the Escrow Agent and shall deliver the certificates representing the Shares to the Escrow Agent as soon as practicable.

2.       VOTING OF SHARES IN ESCROW

Except as provided by section 4(a), the shareholder may exercise all voting rights attached to the Shares.

3.       WAIVER OF SHAREHOLDER'S RIGHTS

The Shareholder waives the rights attached to the Shares:
i)       to vote the Shares on a resolution to cancel any of the Shares,

j)       to receive dividends, and

k)       to participate in the assets and property of the Issuer on a winding up or dissolution of the Issuer.

1.       ABSTENTION FROM VOTING AS A DIRECTOR

A Shareholder that is or becomes a director of the Issuer shall abstain from voting on a directors' resolution to cancel any of the Shares.

2.       TRANSFER WITHIN ESCROW

l) The Shareholder shall not transfer any of the Shares except in accordance with Local Policy Statement 3-07 and with the consent of the Superintendent or the Exchange.

m)       The Escrow Agent shall not effect a transfer of the Shares within escrow unless the Escrow
Agent has received

i.       a copy of an Acknowledgment executed by the person to whom the Shares are to be transferred,
and

ii.      a letter from the Superintendent or the Exchange consenting to the offer



                                       55





n) Upon the death or bankruptcy of a Shareholder, the Escrow Agent shall hold the Shares subject to this agreement for the person that is legally entitled to become the registered owner of the Shares.

o) Upon the death or bankruptcy of a Shareholder or upon the Shareholder ceasing to be a principal of the Issuer, upon a request by the board of directors of the Issuer on behalf of the Issuer, any Shares held by the Shareholder shall, in ac cordance with the direction of the Issuer, be transferred to a then current principal of the Issuer or surrendered to the Issuer for cancellation or other disposition by the Issuer, in each such case of transfer and surrender, for consideration paid to the Shareholder of $0.01 per Share or such higher price as the board of directors may determine.

1.       RELEASE FROM ESCROW

p) The Shareholder irrevocably directs the Escrow Agent to retain the Shares until the Shares are released from escrow pursuant to subsection 2 or surrendered for cancellation pursuant to section 8.

q) The Escrow Agent shall not release the Shares from escrow unless the Escrow
Agent has received a letter from the Superintendent or the Exchange consenting to the release.

r) The approval of the Superintendent or the Exchange to a release from escrow of any of the Shares shall terminate this agreement only in respect of the Shares so released.

1.       SURRENDER FOR CANCELLATION

s) The Shareholder shall surrender the Shares for cancellation and the Escrow
Agent shall deliver the certificates representing the Shares to the Issuer:

i.       at the time of a major reorganization of the Issuer, if required as a condition of the consent to the reorganization by the Superintendent or the Exchange,

ii.      where the Issuer's shares have been subject to a cease trade order issued under the Act for a period of 2 consecutive years, or

iii.     where required by section 6(4).

t) Any Shares not released from the escrow hereby created before the expiration of five years from the date the Exchange accepts this agreement for filing shall be surrendered by the Shareholder for cancellation forthwith and the Issuer and the Escrow Agent hereby agree to take all such actions as may be necessary to expeditiously effect such cancellation.

1.       AMENDMENT OF AGREEMENT

u) Subject to subsection (2), this agreement may be amended only by a written agreement among the Parties and with the written consent of the Superintendent or the Exchange.

v)       Schedule "B" to this agreement shall be amended upon

i.       a transfer of Shares pursuant to section 6,

ii.      a release of Shares from escrow pursuant to section 7, or



                                       56






iii.     a surrender of Shares for cancellation pursuant to section 8, and the Escrow Agent shall note the amendment on the Schedule "B" in its possession.

1.       INDEMNIFICATION OF ESCROW AGENT

The Issuers and the Shareholders, jointly and severally, release, indemnify and save harmless the Escrow Agent fro all costs, charges, claims, demands, damages, losses and expenses resulting from the Escrow Agent's compliance in good faith with this agreement.

2.       RESIGNATION OF ESCROW AGENT

w) If the Escrow Agent wishes to resign as escrow agent in respect of the Shares, the Escrow Agent shall give notice to the Issuer.

x) If the Issuers wishes the Escrow Agent to resign as Escrow Agent in respect of the Shares, the Issuer shall give notice to the Escrow Agent.

y)       A notice referred to in subsection (1) or (2) shall be in writing and delivered to:

i.       the Issuer at the address set out on page 1 hereof, or

ii. the Escrow Agent at the address set out on page 1 hereof and the notice shall be deemed to have been received on the date of delivery. The Issuer or the
Escrow Agent may change its address for notice by giving notice to the other party in accordance with this subsection.
z)       A copy of a notice referred to in subsection (1) or (2) shall concurrently be delivered to the
Superintendent or the Exchange.

aa) The resignation of the Escrow Agent shall be effective and the Escrow Agent shall cease to be bound by the agreement on the date that is 180 days after the date of receipt of the notice referred to in subsection (1) or (2) or on such other date as the Escrow Agent and the Issuers may agree upon (the "resignation date").

bb) The Issuer shall, before the resignation date and with the written consent of the Superintendent or the Exchange, appoint another escrow agent and that appointment shall be binding on the Issuer and the Shareholders.

1.       FURTHER ASSURANCES

The parties shall execute and deliver any documents and perform any acts necessary to carry out the intent of this agreement.

2.       TIME

Time is of the essence in this agreement.


3.       GOVERNING LAWS




                                       57





This agreement shall be construed in accordance with and governed by the laws of British Columbia and the laws of Canada applicable in British Columbia.

4.       COUNTERPARTS

This agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which shall constitute one agreement.

5.       LANGUAGE

Wherever a singular expression is used in this agreement, that expression is deemed to include the plural or the body corporate where required by the context.

6.       ENUREMENT

This Agreement enures to the benefit of and is binding on the Parties and their heirs, executors, administrators, successors and permitted assigns.

The Parties have executed and delivered this agreement as of the date of reference of this agreement.

The Corporate Seal of)
Allied Resources, Inc.)
hereunto affixed in the)
presence of:)

S/S Ruairidh Campbell)C/S
--- -------- --------
S/S Yvonne Cole)
--- ------ ----

The Corporate Seal of)
Montreal Trust Company)
hereunto affixed in the )
presence of:)

--------------------)
____________________)C/S

SIGNED, SEALED AND DELIVERED by)
Ruairidh Campbell)
in the presence of:)

Yvonne Cole)ALLIED RESOURCES, INC.
2255 Lloyd Avenue)
North Vancouver, B.C.)
V7P 2P3)
Corporate Secretary

                                         SCHEDULE "A" TO ESCROW AGREEMENT

                                     ACKNOWLEDGMENT AND AGREEMENT TO BE BOUND



                                       58






Vancouver Stock Exchange or Superintendent of Brokers
Stock Exchange Tower1100-865 Hornby Street
P.O. Box 10333 Vancouver, B.C.
4th Floor, 609 Granville St.V6Z 2H4 Vancouver, B.C.
V7Y 1H1

I acknowledge that:


(a)      I have entered into an agreement with under which 355,000 shares of Allied Resources, Inc. (the
"Shares") will be transferred to me upon receipt of regulatory approval, and

(b) the Shares are held in escrow subject to an escrow agreement dated for reference June 18, 1999 (the "Escrow Agreement"), a copy of which is attached as Schedule "A" to this acknowledgment.

In consideration of $1.00 and other good and valuable consideration (the receipt and sufficiency of which is acknowledged) I agree, effective upon receipt of regulatory approval of the transfer to me of the Shares, to be bound by the Escrow Agreement in respect of the Shares as if I were an original signatory to the Escrow Agreement.

Dated at Vancouver, British Columbia, this 18th day of June, 1999

SIGNED, SEALED AND DELIVERED by)
Ruairidh Campbell)
in the presence of

Yvonne Cole)S/S Ruairidh Campbell
2255 Lloyd Avenue North Vancouver, B.C.V7P 2P3 Corporate Secretary





                                       59





                        SCHEDULE "A" TO ESCROW AGREEMENT

                    ACKNOWLEDGMENT AND AGREEMENT TO BE BOUND

Vancouver Stock Exchange or Superintendent of Brokers
Stock Exchange Tower1100-865 Hornby Street
P.O. Box 10333 Vancouver, B.C.
4th Floor, 609 Granville St.V6Z 2H4 Vancouver, B.C.
V7Y 1H1

I acknowledge that:


(a)      I have entered into an agreement with under which 10,000 shares of Allied Resources, Inc. (the
"Shares") will be transferred to me upon receipt of regulatory approval, and

(b) the Shares are held in escrow subject to an escrow agreement dated for reference June 18, 1999 (the "Escrow Agreement"), a copy of which is attached as Schedule "A" to this acknowledgment.

In consideration of $1.00 and other good and valuable consideration (the receipt and sufficiency of which is acknowledged) I agree, effective upon receipt of regulatory approval of the transfer to me of the Shares, to be bound by the Escrow Agreement in respect of the Shares as if I were an original signatory to the Escrow Agreement.

Dated at Vancouver, British Columbia, this 18th day of June, 1999

SIGNED, SEALED AND DELIVERED by)
Dr. Stewart Jackson)
in the presence of)
)
Yvonne Cole)S/S Dr. Stewart Jackson
------ ---- --- --- ------- -------
2255 Lloyd Avenue North Vancouver, B.C.V7P 2P3Corporate Secretary




                                       60





                        SCHEDULE "A" TO ESCROW AGREEMENT

                    ACKNOWLEDGMENT AND AGREEMENT TO BE BOUND

Vancouver Stock Exchange or Superintendent of Brokers
Stock Exchange Tower1100-865 Hornby Street
P.O. Box 10333 Vancouver, B.C.
4th Floor, 609 Granville St.V6Z 2H4 Vancouver, B.C.
V7Y 1H1

I acknowledge that:


(a)      I have entered into an agreement with under which 10,000 shares of Allied Resources,
Inc. (the "Shares") will be transferred to me upon receipt of regulatory approval, and

(b) the Shares are held in escrow subject to an escrow agreement dated for reference June 18, 1999 (the "Escrow Agreement"), a copy of which is attached as Schedule "A" to this acknowledgment.

In consideration of $1.00 and other good and valuable consideration (the receipt and sufficiency of which is acknowledged) I agree, effective upon receipt of regulatory approval of the transfer to me of the Shares, to be bound by the Escrow Agreement in respect of the Shares as if I were an original signatory to the Escrow Agreement.

Dated at Vancouver, British Columbia, this 18th day of June, 1999

SIGNED, SEALED AND DELIVERED by)
Ruairidh Campbell)
in the presence of)

Lisa Marie CormierS/S Yvonne Cole
1086 Bute St. #606 North Vancouver, B.C.V6E 125 Executive Assistant




                                       61





                                         SCHEDULE "B" TO ESCROW AGREEMENT

Name of Shareholder                         Number of Common Shares

Ruairidh Campbell                   355,000

Yvonne Cole                         10,000

Dr. Stewart Jackson                 10,000




                                       62





EXHIBIT 10(v)
                                          GAS PURCHASE CONTRACT NO._____

                                    DATED:_____________________________________

                                                  BY AND BETWEEN

                               -----------------------------------------------------
                                                      (BUYER)

                                                        and

                               -----------------------------------------------------
                                                     (SELLER)




                                       63





TABLE OF CONTENTS


                                                      Page No.
                                                      --------
                                       I.OWNERSHIP, DEDICATION, OF WELLS AND
                                       PURCHASE OPTION...............................................................3

                                       II.QUANTITY....................................................................4
                                      III.QUALITY.....................................................................5

                                    IV.PRICE AND MARKET OUT...................................................    ....5

                                       V.TERM.........................................................................7

                                      VI.DELIVERY.....................................................................7

                                     VII.MEASUREMENT..................................................................8

                                  VIII.WELL AND WELL CONDITIONS..........................................       .....10

                                      IX.PAYMENTS....................................................................11

                                  X. SELLERS AGENT AND NOTICE.............................................       ....12

                                      XI.ASSIGNMENT..................................................................12

                               XII.WARRANTY, INDEMNIFICATION, WITHHOLDING..................                     .....12

                                    XIII.FORCE MAJEURE...............................................................13

                                      XIV.LABOR......................................................................14

                                XV.APPLICABLE LAW AND COMPLIANCE WITH LAWS................                      .....14

                                     XVI.CAPTIONS....................................................................14

                                   XVII.SCOPE OF AGREEMENT............................................................14




                                       64





                                                     CONTRACT

         THIS AGREEMENT, made this _____ day of _________________, 20 _____, by and between ________________________________________________________, herein called "Buyer," and ________________________________________________________,
herein called "Seller."

         WHEREAS, Buyer and Seller are parties to Buyer's Gas Purchase Contract Number ______, dated _____________________; and,

         WHEREAS, Buyer and Seller desire to amend said contract to provide for the sale and purchase of natural gas produced by Seller from the well(s) described Exhibit A attached hereto and made a part hereof; and,

         WHEREAS, Buyer and Seller desire that such sale and purchase shall be in accordance with the terms and conditions hereinafter specified; and,

         WHEREAS, this amendment shall apply only to production from the wells described on Exhibit A as superseded from time to time.

WITNESSETH THAT,

         The parties hereto mutually agree upon the production, sale and purchase of gas from those wells described on Exhibit A in the quantities and under the following terms, conditions, and limitations:

ARTICLE I

               OWNERSHIP, DEDICATION OF WELLS AND PURCHASE OPTION

         1. 01 Seller hereby agrees to produce and to sell to Buyer, and Buyer agrees, subject to the terms, conditions and limitations herein set forth, to take and pay for, at the established point or points of delivery hereinafter described all of the natural gas that may diligently be produced during the term hereof from the well or wells described by well name, drilling permit number, acreage, lessor, and book and page of recordation of lease in Exhibit A.

         1. 02 Buyer shall have the exclusive right and option but not the obligation, to purchase the gas that may be produced from any well or wells subsequently drilled upon the tracts or parcels of land described in Exhibit A hereto. Seller shall notify Buyer in writing of the completion of each subsequent well, and Buyer shall within thirty (30) days after receipt of the aforesaid Notice notify Seller in writing, whether Buyer intends to exercise its option to purchase the gas produced therefrom. Buyer's failure to notify Seller within the aforesaid time period shall constitute Buyer's refusal to exercise its gas purchase subsequently drilled, irrespective of Buyer's election not to purchase the gas produced from a previously drilled well or wells.

         In no event shall Seller connect any well to Buyer's pipeline without having first obtained Buyer's written contractual authority to do so. In the event Seller fails to obtain such authority prior to making delivery from such wells, it is agreed that Buyer shall not be obligated to pay for any gas delivered from such well or wells by Seller to Buyer prior to Seller obtaining contractual authority to deliver gas produced from such well or wells and Buyer may, at its option, refuse to accept future deliveries of gas from such non-contracted well or wells.



                                       65





         1. 03 Seller covenants that during the term of this agreement it shall maintain the lease or leases and all other appurtenant agreements covering the tracts or parcels of land upon which the wells described on Exhibit A hereto are located in full force and effect. Seller shall notify Buyer in writing sixty
(60) days prior to any expected termination, lapsing or expiration of said lease or leases, and Buyer shall have the right, but not the obligation, to take whatever action is reasonably necessary to preserve the lease.

         Seller shall reimburse Buyer for any costs and expenses incurred by Buyer to preserve said lease or leases.

         1. 04 If requested by Seller, Buyer may at its sole option, at any time and from time to time during the term of this agreement, waive its exclusive right and option and any obligations related thereto to take and purchase all or any portion of the natural gas produced from the well or wells described on Exhibit A hereto, and release such gas to Seller for a period of time not to exceed one year. Upon expiration of such period of time, Buyer may at its sole option, if requested by Seller, continue such release for successive periods of one year or any portion thereof. During such period or periods of time that all or a portion of the gas is released, Seller shall have the right to sell the gas so released hereunder to a third party.

         In the event any regulatory authorizations or approvals are required to effect a release of all or a portion of such gas as may be produced from the well or wells dedicated hereunder, Buyer and Seller agree to exercise due diligence in obtaining such required and necessary authorizations or approvals.

         1. 05 Seller hereby grants to Buyer any rights of ingress and egress, use and occupation of lands upon which the wells described on Exhibit A are located which are vested in or held by Seller as may be necessary to the performance of this agreement.

ARTICLE II

QUANTITY

         2. 01 Subject to the terms, conditions, and limitations hereof, Buyer shall take all of the natural gas produced from the well or wells listed on Exhibit A., and purchased under the terms hereof, provided however that in any month during the term hereof, Buyer shall not be required to take more than the average daily quantity per well as set forth in the then effective Exhibit A hereto, multiplied by the number of days in the month.

         2. 02 Notwithstanding Paragraph 2.01 hereof, Buyer may at its sole option, at any time and from time to time during the term hereof, suspend its take in total or proportionately reduce its take for a period of up to a total of _____ days during each calendar year.

         2. 03 In the event Buyer, pursuant to Paragraph 2.02 hereof, determines to take and purchase less than the full flow of natural gas from the well or wells dedicated hereto, Buyer shall so notify Seller in writing, and Seller agrees to promptly suspend production in whole or in part, as required.

         2. 04 Seller agrees not to waste the natural gas that may be produced from any well subject to this agreement, excepting and reserving, however, the right to use natural gas for fuel in Seller's own operations upon the lease covering such well, and such quantity as may be reserved under the provisions of said lease to the landowner for use for domestic purposes in a residence located thereon.



                                       66






ARTICLE III

QUALITY

         3. 01 The gas delivered by Seller to Buyer hereunder at the point or points of delivery herein specified shall not contain an amount of water vapor exceeding ____ pounds per million cubic feet of gas, or an amount of water vapor exceeding the quantity that is required for saturation of the gas at the flowing temperature and pressure of the gas as described in Paragraph 7.02, whichever is lesser, provided, however, that such gas shall not contain any water in its liquid state.

         3. 02 Gas delivered under this agreement shall be natural gas as delivered in its natural state from the wells or separators. Such gas shall not contain air, nor more than one grain of hydrogen sulphide, 20 grains of total sulphur per 100 cubic feet, three (3) percent of CO2, or a total of five (5) percent of inert gases. All gas delivered shall be commercial in quality and be free from any foreign materials such as dirt, dust, iron particles and other similar matter.

         3. 03 If gas delivered by Seller is or could be subject to inert contamination, then Seller shall install or cause to be installed an automatic shut-off device at each delivery point to insure an immediate discontinuance of deliveries of gas containing an amount of inert gases greater than that set forth in Paragraph 3.02.

         3. 04 In the event Buyer's facilities require maintenance or purging to remove any contaminants, and such contamination can be shown to have been introduced into Buyer's facilities at the point or points of delivery specified herein, or facilities of any third party to whom Buyer may subsequently deliver or redeliver gas, Seller shall reimburse Buyer such costs expended b y Buyer to maintain or purge its facilities within thirty (30) days of receipt of an invoice therefor.

         3. 05 Seller acknowledges that Buyer intends to resell the natural gas sold and purchased hereunder in the conduct of Buyer's natural gas business for ultimate residential, commercial, or industrial consumption. Nothing herein is intended or shall be construed to exclude, modify, limit or negate any warranties, express or implied, as may be provided by law, including without limitation, warranties of merchantability and fitness for a particular purpose.

ARTICLE IV
                                               PRICE AND MARKET OUT

         4. 01  The total price to be paid by Buyer to Seller for all gas taken and purchased by Buyer hereunder shall be as follows:

              (i) (a) Commencing with deliveries hereunder through _______________, the price shall be ______
         per dekatherm
               (b) for gas delivered on and after ________________ through _________________, the price shall be ______ per dekatherm;
               (c) for gas delivered on and after _______________ through ________________, the price shall be _____ per dekatherm;
               (d) for gas delivered on and after ________________ through ________________, the price shall be _______ per dekatherm;
               (e) for gas delivered on and after ________________ through ________________, the price shall



                                       67





         be ______ per dekatherm;

(ii) Commending on January 1, ______ and each January 1 thereafter through the term of this agreement, the price to be paid for deliveries made during each succeeding twelve month period or portion thereof shall be adjusted by escalating the price in effect on December 31 of each preceding year by the arithmetic average of the preceding twelve (12) quarters of the actual GNP
Implicit Price Deflator annualized percentage change data as published by the United States Department of Commerce (as available on December 31 of the year immediately preceding the year in which the price will be adjusted).

(iii) Notwithstanding any other provision hereunder, in no event shall Buyer pay a price for gas purchased under this agreement in excess of any maximum governmental authority, agency, unit or branch having jurisdiction. If any price computed as herein provided exceeds any such maximum lawful price, then the price to be paid by Buyer will be the maximum lawful price for which such gas may qualify.

               3.02 In the event Buyer exercises its option under Paragraph 1.02 and offers to purchase the gas produced by wells subsequently drilled by Seller upon the tracts or parcels of land described herein, the price and other conditions of purchase shall be as agreed upon by Buyer and Seller. If Buyer and Seller are unable to agree upon a price and such other conditions within thirty (30) days following exercise of Buyer's gas purchase option, then Seller shall have the right to sell such gas to a third party; provided, however, Buyer shall have the right for a period of thirty (30) days after receipt of Seller's written notice of a bona fide offer to match such bona fide offer made by a third party.

         4. 03 Any other provision of this agreement notwithstanding, if the Federal Energy Regulatory Commission or any other governmental authority, agency, unit or branch having jurisdiction over the rates which Buyer charges its customers should issue or approve any order, opinion, act or regulation which, in Buyer's judgment, has the effect of preventing Buyer from recovering the full amounts paid for natural gas purchased hereunder, the Seller shall, upon demand made by Buyer, refund to Buyer the full amount of such payments as in the sole opinion of Buyer, it was prevented from recovering (together with any interest which Buyer is required to pay), and Buyer may at any time and from time to time reduce prospectively the amounts paid hereunder to the level allowed to be fully recovered by Buyer. Alternatively, Buyer may elect to withhold all moneys due hereunder until it has recouped the full amount it has been unable to recover (together with any interest as aforesaid).

         4.04 If, at any time and from time to time, the price payable under this agreement results in a price at which Buyer in good faith and in its sole discretion determines to be commercially noncompetitive for resale to its customers, Buyer shall have the right, upon thirty (30) days written notice to advise Seller of any lesser price that Buyer is willing to pay. If Seller is unwilling to accept such price, Seller will have sixty (60) days within which to seek a bona fide third party offer to pay a higher price than Buyer is wiling to pay hereunder. If Seller receives such an offer, Seller shall submit in writing said offer to Buyer and Buyer shall have a right within thirty (30) days of its receipt of such bona fide offer to meet the terms of such third party offer, in which event the new price shall be payable effective as of the date of Buyer's written notice. In the event Buyer declines to meet such offer, Buyer will terminate this amendatory agreement as to all or a percentage portion of the gas produced by the well or wells described on Exhibit A.

         The price to be paid for such gas purchased under this agreement during the period in which Buyer is not willing to pay the otherwise applicable price hereinabove provided, or during that portion of



                                       68





such period until the gas is released from this contract, shall be the price stipulated by Buyer to Seller in Buyer's written notice.
ARTICLE V
                                      TERM

         5. 01 This agreement shall become effective upon its execution by Seller and Buyer and shall continue in force and effect as to each well covered hereby for a primary term of fifteen (15) years from the date that gas is first delivered by Seller to Buyer from each well listed on Exhibit A, and continuing thereafter until terminated by either party upon twelve months written notice to the other party specifying a termination date, unless sooner terminated by either party as herein provided.

         5. 02 Notwithstanding Paragraph 5.01 hereof, in the event Seller does not deliver from each delivery point specified herein, an average of five (5)
Dt. Of natural gas per day during any 180 day period, excepting non-deliveries due to the causes set forth in Paragraph 2.02 of Article II (Quantity) and
Article XIII (Force Majeure), Buyer shall have the right, at its sole option, either to terminate this contract as to the applicable well or wells, or to charge Seller a reasonable monthly meter service fee.

ARTICLE VI
DELIVERY

         6. 01 Seller shall furnish the pipe for, construct and place in operation, a suitable gathering line to connect the well or wells now or hereafter described on Exhibit A to Buyer's pipeline at the point or points of delivery designated by Buyer. The point or points of delivery shall be located at the juncture between Buyer's pipeline and Seller's gathering line. Seller shall clear the gathering line right of way of all debris and obstruction before it is connected to Buyer's pipeline at the point designated for connection by Buyer. All drips and other devices that may be necessary to separate liquids and deleterious substances from the gas in the Seller's gathering line shall be installed and operated by Seller so that all gas entering Buyer's pipeline at the point of delivery shall be free from all such substances and liquids. Buyer shall have access to said drips and devices and the right, but not the obligation, to operate them. The fittings, meters and equipment required for the delivery point between Seller's gathering line and Buyer's pipeline shall be installed by Buyer as soon as practicable after Seller's gathering line is cleared and readied for operation and a meter site grant approved by Buyer has been furnished by Seller to Buyer.

         6. 02 Seller shall be deemed to be in control and possession of the natural gas sold by it hereunder until it shall have been delivered to Buyer at the point or points of delivery herein specified, after which delivery Buyer shall be deemed to be in control and possession thereof, is the quality as required, Seller shall be responsible to, and shall indemnify and hold Buyer harmless from any damages or liability for injury to, or death of persons or damage to property of Buyer or third persons resulting therefrom. Buyer shall have no responsibility with respect to any natural gas sold to it hereunder until it is delivered at the delivery point, and Buyer shall have no responsibility therefor because of anything which may be done, or which may occur with respect to said natural gas before delivery to Buyer at such delivery point or points. Seller shall reimburse Buyer for any costs, liabilities and expenses incurred by Buyer as a result of Seller's non-compliance with the provisions hereof.

         6. 03 Deliveries of natural gas under the terms of this agreement shall commence as soon as practicable after all necessary permits, certificates, approvals and authorizations have been granted by governmental regulatory commissions or agencies having jurisdiction in the premises; all necessary



                                       69





facilities have been constructed, any necessary contract amendment has been executed, and all other applicable provisions have been complied with by Seller.


         6.04 If, in Buyer's sole opinion, the pressure of Seller's natural gas at the point of delivery is or becomes too high for the safe an efficient operation of Buyer's pipeline system in the vicinity of the delivery point or points, Seller will, upon Buyer's written request and at Seller's sole expense, regulate the pressure or control the flow of natural gas to reduce such pressures in order that Buyer's pipeline system can be operated safely and efficiently. In the event Seller refuses or fails to take appropriate action and Seller shall be liable for all expenses incurred in connection therewith.

         6. 05 Seller shall install, operate and maintain the necessary equipment and facilities to protect Seller's pipeline, wells and other facilities from over-pressurization resulting from any cause. Buyer shall not be responsible for, and Seller shall indemnify and hold Buyer harmless from, any damages or liability for injury to, or death of persons or damage to property of Buyer or third persons resulting from Seller's failure to install such equipment or its failure to maintain and operate properly such facilities.

         6. 06 Seller shall not use or permit the use of any mechanical means or accessory equipment to pump or compress said natural gas in order to aid its delivery into Buyer's pipeline without first obtaining the express written consent of Buyer. Buyer makes no representation or warranty concerning the pressure which will be maintained in its pipeline from time to time or other conditions which may affect the quantity of gas which Seller may be able to deliver to Buyer.

         6. 07 Seller shall not process or cause the processing of any gas delivered hereunder prior to the point of delivery, for the extraction of ethane, propane, butane, pentane or other heavier hydrocarbons without first obtaining the express written authorization of Buyer.

         6. 08 If, in Buyer's sole judgment, it is or becomes uneconomical to continue the operation of a pipeline or pipelines on which a delivery point or points are located, Buyer shall have the absolute right to abandon such pipeline or pipelines. In the event Buyer elects to abandon such pipeline or pipelines, Buyer and Seller shall use their respective best efforts to re-route such gas as Seller may produce. In the event such gas cannot be re-routed, this agreement shall terminate as to such well or wells from which gas cannot be delivered.

ARTICLE VII
                                   MEASUREMENT

    7. 01 The sales unit of natural gas delivered by Seller to Buyer shall be one dekatherm (Dt.) and shall be the quantity of heat energy equal to 1,000,000 Btu's. In determining the quantity of dekatherms
      delivered                     to Buyer, factors such as volume, pressure,
                                    temperature, specific gravity, and deviation
                                    from the laws for ideal gases shall be
                                    applied.

                    a. The unit of volume for the purpose of
              measurement shall be one cubic foot of gas at a pressure base of 14.73 pounds per square inch absolute (PSIA) and a temperature base of sixty degrees (60) Fahrenheit. If a displacement or turbine meter is used for measurement, the computation of the volumes of gas delivered hereunder shall be made in accordance with the gas laws as more fully described in the recommendations of the Gas Measurement Committee of the American Gas Association (AGA) in their publication, AGA Gas



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              Measurement Manual; and if an orifice meter is used, the measurement of the gas shall be in accordance with AGA Report No.
              3, as amended or superseded from time to time.

               b. The average absolute atmospheric pressure shall
              be assumed to be 14.4 pounds per square
              inch, irrespective of actual elevation or location of the meter or variations in actual atmospheric pressure.

                 c. In the absence of a recording thermometer an
                    assumed flowing temperature of 60 degrees
              Fahrenheit shall be used in computing said quantities of gas; but if the temperature of the natural gas passing through the meter is determined for any day by the use of a recording thermometer, then the arithmetic average of the temperature recorded for such day shall be used.

               d. The specific gravity of the natural gas shall b
              determined by the use of an approved
              instrument at the commencement of the delivery of natural gas and as often thereafter as deemed necessary.

                e. The deviation of the natural gas from the laws
              for ideal gases shall be determined in
              accordance with the Manual for Determination for Supercompressibility Factors for Natural Gas, and American Gas
              Association publication completed December 1962, as superseded or revised.

         7. 02 The total heating value per cubic foot of the natural gas delivered hereunder shall be at a temperature of sixty degrees (60) Fahrenheit, saturated with water vapor at a pressure equivalent to 14.73
PSIA, and shall be determined at such intervals of time as may be designated by Buyer or Seller, but not required more often than once each year, by tests made by taking samples of such gas at the delivery point or points specified herein and by testing such samples in accordance with accepted chromatographic analysis techniques, or methods specified in A. G. A. Gas Measurement Committee
Report No. 5, as amended or superseded from time to time, or by other accepted methods.  Seller and
Buyer shall have the right to witness any and all such tests.

         7. 03 Unless otherwise mutually agreed, all gas sold by Seller to Buyer shall be measured by a meter owned, installed, maintained, and read by Buyer upon a site satisfactory to Buyer. Rights of way and the related surface grants for such site and any pipeline that may be constructed by Buyer to take said natural gas shall be furnished by Seller to Buyer free of all costs and from all claims and liabilities for damages arising out of Buyer's construction of the meter, meter house, and connecting pipeline. In the event Buyer is required to pay for such rights of way or other costs or claims and liabilities in connection therewith, Seller shall reimburse Buyer.

         7. 04 In the event different prices become effective under this agreement for natural gas being produced from a well or wells subject to this agreement, Buyer may, at its option, install, operate and maintain a meter at Seller's expense on Seller's well gathering line or field gathering line in order to measure the gas being produced from said wells for which a different price is to be paid, or, in the alternative, it may accept Seller's allocation statement which shall be subject to verification and correction through the inspection of Seller's records at reasonable times and intervals. The gas delivered by Seller and measured by Buyer with such a meter on Seller's pipeline, shall not be deemed delivered by Seller to, and possession taken by, Buyer until such gas enters occurring before gas enters Buyer's measurement facilities on Buyer's pipeline shall be the responsibility of Seller. Rights of way required



                                       71





by Buyer for ingress and egress to and from the field meter or meters and the related surface grants for such meter sites shall be furnished by Seller free of cost at locations approved by Buyer.


         7. 05 In the event the meter used for measuring the natural gas delivered to Buyer hereunder is out of service or is determined by Buyer to be registering inaccurately by more than two (2) per cent for any period of time, during which times delivery of gas is continued by Seller to Buyer, then the quantity of natural gas delivered during such a period shall be estimated b y
Buyer by applying an appropriate correction factor, if know, to correct the previously registered quantities during such a period, or by comparing the quantity of natural gas delivered during a like period and under similar conditions when the meter was in service and measuring the natural gas accurately, which estimation will be accepted by Seller.

         7. 06 In the event Seller requests an accuracy test of Buyer's meter outside of Buyer's normal meter testing schedule and it is determined that such meter or meters are accurate within two (2) per cent, then Seller shall be required to pay to Buyer a meter testing fee.

ARTICLE VIII
                            WELL AND WELL CONDITIONS

         8. 01 Seller shall equip each well described in Exhibit A, as amended from time to time, with a valve suitable for gauging the pressure of natural gas in the well, and Buyer shall have the privilege of gauging such pressures at all reasonable times during the term of this contract. All wells shall be and remain continuously connected to Seller's gathering lines for production deliveries, except to the extent that disconnection is required as wells are being repaired.
Seller shall operate all wells in a reasonable and prudent manner and keep the same in good condition in order to maximize the production of natural gas.

         8. 02 Except in case of emergency and except as otherwise provided herein, Seller shall advise Buyer in writing fifteen (15) days prior to taking any well out of production when such well will be out of production more than seven (7) days. After repairs have been completed, Seller shall immediately reconnect the well to Buyer's gathering line and resume production, subject to authorization for turn-in by the Buyer's are district superintendent.

         8. 03 Should the Buyer schedule fourteen-day or other shut-in pressure tests on natural gas well situate in the same production area(s) or reservoir(s) as are covered by this agreement, then Seller agrees to use its best efforts to make similar tests on Seller's wells covered by this agreement at the same time as Buyer's scheduled tests and to furnish Buyer with written reports on the results thereof for each such well.

ARTICLE IX
                                    PAYMENTS

      9. 01 Seller shall make complete and proper royalty payments, if any, due to the owners of the oil and natural gas underlying the tract or tracts of land herein described. Seller shall also make complete and proper payments to all parties owning working interests, overriding royalty or other interest in and to the natural gas produced, sole and purchased hereunder. In no event shall Buyer be obligated to make
   royalty,                         overriding royalty, working interest, or any
                                    other production-related payments to third
                                    parties for natural gas purchased under this
                                    agreement.



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         9. 02 In the event any tax is now or hereafter imposed on natural gas, or the production, severance, taking, transfer, gathering, transportation, sale, delivery, or use thereof, or upon the business or privilege of producing, severing, taking, transferring, gathering, transporting, selling, delivering, or using natural gas, or if such tax is imposed in any other manner so as to constitute directly or indirectly a charge upon the gas delivered by Seller to Buyer hereunder, then the amount of such tax shall be borne by Seller so far as it affects or relates to or is apportionable to the gas delivered by Seller to Buyer hereunder. Seller shall reimburse Buyer for any tax paid by Buyer.

         9. 03 If Seller fails to comply with any of the covenants herein contained, Buyer may immediately withhold all payments due to Seller under the terms of this agreement without liability for interest during the period of withholding, and at Buyer's sole option may suspend taking delivery of said natural gas until all necessary actions have been taken by Seller and all adjustments have been made by Seller so that in Buyer's opinion Seller is fully complying with all the covenants and terms of this agreement.

         9. 04 On or before the last day of each calendar month Buyer shall mail to Seller a statement showing the quantity of natural gas delivered by Seller to Buyer during the billing period ending within the next preceding calendar month and Buyer's check in payment for said natural gas. Seller shall have the right to review, inspect and copy meter charts upon written request therefor to verify the accuracy of payments made by Buyer for gas purchased. Each statement of the quantity of natural gas delivered shall be conclusive unless objections in writing are made by Seller and mailed to Buyer within ten (10) days after Seller has received such statement.

         9. 05 In the event Buyer mistakenly pays excessive amounts to Seller for natural gas sold and purchased hereunder, which overpayments are caused by or result from a mistake of fact or law, miscalculation, coercion, duress, fraud, governmental or regulatory constraint, ignorance or want of knowledge, then either Seller or Seller's principal or principals if Seller is acting as agent of such parties, at Buyer's election, shall promptly upon demand by Buyer make restitution of such excessive amounts to Buyer, without liability for payment of interest except where Buyer is required by contract, regulatory order or rule, or act to pay interest on such funds to Buyer's customers, provided, however, that Seller's obligation to make such restitution shall be limited to excessive amounts mistakenly paid by Buyer to Seller within the period commencing four (4) years prior to the date on which Buyer's demand for restitution is made hereunder. Except as herein specifically provided, nothing in this agreement shall be construed as a waiver or relinquishment by Buyer of its right to such excessive amounts mistakenly paid.

         9. 06 In addition to other remedies available to Buyer under this agreement or applicable law, Buyer may set off and deduct from any amount of money which may become payable to Seller hereunder any money then due and owing by Seller to Buyer under any provision of this agreement. Cancellation of Seller's obligation to Buyer by set off or deduction shall constitute full performance of Buyer's obligation to pay Seller the amount of money so set off or deducted.

ARTICLE X
                            SELLER'S AGENT AND NOTICE

         10. 01 Unless otherwise instructed in writing, all communications except those referred to in Paragraph 10.02 below of this agreement shall be sent to the parties at the following addresses:

                  SELLER:




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                  BUYER:


         10. 02  Seller hereby appoints as its agent to receive notices and payments made hereunder:

                  NAME:

                  ADDRESS:


ARTICLE XI

                                   ASSIGNMENT

         11. 01 No assignment, or other transfer of this agreement or the rights or obligations created hereby, or any interest therein, by Seller shall be binding upon the Buyer until Buyer has been furnished with written notice and a true copy of the assignment or other document of transfer, together with necessary identifying information regarding the transferee. Subject to this limitation, the rights and liabilities hereby created shall inure to and be binding upon the parties hereto and their respective heirs, successors and assigns and shall be considered covenants running with the leases.

ARTICLE XII

WARRANTY, INDEMNIFICATION, WITHHOLDING

         12. 01 Seller, for itself, its successors, assigns and any and all parties, known or unknown to Buyer having an interest in the natural gas, warrants generally the title to the natural gas delivered and sold hereunder to Buyer and that at the time of delivery the natural gas is or will be free and clear of all liens, encumbrances, and claims whatsoever and free of any claim, rightful or otherwise, of any third person by way of infringement. Seller further warrants that at the time of delivery Seller will have good right and title to sell said natural gas as aforesaid, and that Seller will indemnify
Buyer and save it totally harmless from all suits, judgments, claims, actions, debts, liabilities, levies, damages, costs, losses and expenses of any nature arising from or out of adverse claims of any kind or nature asserted by anyone whatsoever to said natural gas, including but not being limited to claims, suits, actions and demands which may arise due to the non-payment of landowner royalties, overriding royalties or rentals thereon or therefrom.

         12. 02 In the event any adverse claim of title to or against the natural gas sold and delivered hereunder, or any part thereof, or to any payment of amounts of money therefor is made by any person, Buyer may withhold payment for the natural gas to which the adverse claim pertains, without liability for payment of interest on the amounts withhold, or may refuse to accept delivery of such natural gas, until the dispute as to the ownership of said natural gas is settled by agreement between Seller and such adverse claimant or by the final decree of a court of competent jurisdiction. If litigation results from any such adverse claim, Buyer may pay any money withhold by it hereunder into court without further liability therefor, or may, at its sole election, interplead all claimants to such natural gas, including Seller. Seller shall, upon request of Buyer, furnish to Buyer, all documentation reasonably required by Buyer to determined and substantiate Seller's title to the gas sold by it to Buyer pursuant to the terms of this agreement.




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ARTICLE XIII
FORCE MAJEURE

         13. 01 Neither party to this agreement shall be liable to the other for any damage or loss that may be occasioned by any failure, depletion, shortage, or interruption in the production of natural gas from a well or wells subject to this contract, or any decline in natural pressure to the extent the same is due to force majeure as defined herein. In the event either party is rendered unable, wholly or in part, by force majeure to carry out its obligations under this agreement, other than the payment of amounts of money due hereunder, then the obligations of such party, so far as they are affected by such force majeure, shall be suspended during the continuance of any inability so caused.
However, the party claiming the existence of force majeure shall use all reasonable efforts to remedy any situation which may interfere with the performance of its obligations hereunder. The term "force majeure" as used herein, and as applied to either party hereto, shall mean acts of the law, acts of God, strikes, lockouts, or other labor disturbances, acts of the public enemy, war, blockades, insurrections, riots, epidemics, fires, floods, washouts, arrests, and restraint of ruler and people, civil disturbances, explosions, breakage or accidents to machinery or lines of pipe, freezing of wells or pipelines, partial or entire failure of such wells, vandalism, theft or any other cause, whether of the kind herein enumerated, or otherwise, not reasonably within the control of the party claiming suspension. It is understood that settlement of strikes, lockouts, or labor disturbances shall be entirely within the discretion of the party having the difficulty and that the above requirement that any force majeure shall be remedied with all reasonable dispatch shall not require the settlement of strikes, lockouts, or labor disturbances by acceding to the demands of the opposing party when such course is inadvisable in the discretion or judgment of the party having the difficulty.

ARTICLE XIV
                                      LABOR

         14. 01 Seller covenants and agrees to comply with all the requirements of the Fair Labor Standards Act of 1938 as amended, and all other applicable federal or state labor relations and fair employment statutes, rules and regulations and executive orders relating thereto, with respect to all natural gas produced or sold and delivered under the terms of this agreement to the extent that said Act as now or hereafter amended is applicable to Seller and Seller's employees.

ARTICLE XV
APPLICABLE LAW AND COMPLIANCE WITH LAWS

         15. 01  The laws of the State of ___________________ shall apply to, and govern this agreement.

         15. 02  Seller shall comply with all applicable federal, state and local statutes, ordinances, rules and regulations relating to the subject matter of this agreement.

         15. 02 If any provision, condition or covenant of this agreement is declared illegal by a court of competent jurisdiction and after exhaustion of all appeals, Buyer and Seller shall be relieved of their respective obligations to perform as to such illegal provisions, conditions and covenants; provided, however, Buyer and Seller shall remain obligated to perform under all the remaining provisions, conditions and covenants of this agreement which remain legal.

ARTICLE XVI



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CAPTIONS

         16. 01  The captions of the Articles of this agreement are inserted for the purpose of convenient reference and are not intended to be a part of the contract nor considered in any interpretation of the same.

ARTICLE XVII
SCOPE OF AGREEMENT

         The terms and provisions of this agreement shall apply only to those wells described on Exhibit A.


                                            SELLER:__________________________________

                                             By:_______________________________________


                                             BUYER:___________________________________

                                            By:________________________________________




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EXHIBIT 10(vi)
                                           Contract Tier Definitions by
                                                     Producer


Dominion

                                                                       Production Month:

Vend #:                    Allstate Energy

Contract #        Contract Terms
                           1st 10,000/mo @ LKN $3.11 (Jan- Dec 02), 2nd
                           10,000/mo @ LKN $4.25 (Nov 02- Oct 03), Remaining
                           volumes @ 100% DTI IF, + $.02 (Nov 02- Mar 03) / 100%
                           DTI IF (Apr- Oct 03), less fees


                  Tier Description                                     Volume           Price           Payment
                  ----------------                                     ------           -----           -------
                  1st 10,000/mo @ LKN $3.11 (Jan- Dec 02)
                  2nd 10,000/mo @ LKN $4. 25 (Nov 02- Oct 03) Remaining volumes
                  @ 100% DTI IF, + $.02 (Nov 02- Mar 03) / 100% DTI IF (Apr- Oct
                  03), less fees














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